Exhibit 4(a)(4)
Dated 2 July 2009
(1) ELAN CORPORATION PLC
and
(2) KEAVY HOLDINGS PLC
and
(3) JANSSEN PHARMACEUTICAL
SUBSCRIPTION AND TRANSFER AGREEMENT
A&L Goodbody

Table of Contents

1. Definitions and Interpretation	1
2. Conditions to Completion	10
3. Agreement to Subscribe for Keavy Subscription Shares	12
4. Transfer of Keavy Subscription Shares	13
5. Agreement to Subscribe for Elan Placing ADSs	13
6. Completion	14
7. Elan Warranties and Subscriber Warranties	16
8. Subscriber’s Remedies and Other Matters	16
9. Rights and Obligations of Parties	18
10. Exercise of Voting Rights	18
11. Costs and Expenses	19
12. Notices	19
13. Announcements	22
14. Assignment	22
15. Termination	22
16. Whole Agreement	23
17. General	23
Schedule 1 – Warranties
Schedule 2 – Limitations
Schedule 3 – Pre-Completion Requirements
Schedule 4 – Details of Elan Share Capital
Schedule 5 – Keavy Initial Shareholders
Schedule 6 – Indemnification
Exhibit 1 – Investment Agreement
Exhibit 2 – Asset Purchase Agreement
Exhibit 3 – Shareholders’ Agreement
Exhibit 4 – Employment Matters Agreement
Exhibit 5 – Royalty Agreement
Exhibit 6 – License and Grant-Back Agreement
Exhibit 7 – Internal Asset Purchase Agreement

THIS AGREEMENT is made on 2 July 2009
BETWEEN
(1)	ELAN CORPORATION PLC, a company incorporated in Ireland with registered number 30356 and having its registered office at Treasury Building, Lower Grand Canal Street, Dublin 2 (Elan);

(2)	KEAVY HOLDINGS PLC (in the course of changing its name to Keavy Finance Public Limited Company), a company incorporated in Ireland with registered number 467606 and having its registered office at Suite 211, Fitzwilliam Business Centre, 77 Sir John Rogerson’s Quay, Dublin 2 (Keavy);

(3)	JANSSEN PHARMACEUTICAL, a company incorporated in Ireland with registered number 79963 and having its registered office at Little Island Industrial Estate, Little Island, Co. Cork (Subscriber).
WHEREAS
(A)	As at the date of this Agreement, Keavy has an authorised share capital of €38,162.24 divided into 119,257 euro deferred shares of €0.32 each and US$10,000,000,000 divided into 10,000,000,000 ordinary shares of US$1 each (of which (i) 119,527 euro deferred shares have been issued and are held as set out in Schedule 5 and (ii) no ordinary shares have been issued).

(B)	Subscriber has agreed, on the terms and subject to the conditions of this Agreement, to subscribe the Subscriber Subscription Amount in cash for the Keavy Subscription Shares and, immediately after such subscription, to transfer the Keavy Subscription Shares to Elan and Elan has agreed, on the terms and subject to the conditions of this Agreement, to purchase the Keavy Subscription Shares from Subscriber in consideration of, and in exchange for, the allotment and issuance of the Keavy Placing ADSs to Subscriber. The Keavy Placing ADSs to be issued to Subscriber pursuant to this Agreement will be evidenced by ADRs to be executed by the Depositary pursuant to the Deposit Agreement and delivered to Subscriber.

(C)	Subscriber has also agreed, on the terms and subject to the conditions of this Agreement, to subscribe for the Elan Placing ADSs and Elan has agreed, on the terms and subject to the conditions set out in this Agreement, to cause the allotment and issuance of the Elan Placing ADSs to Subscriber in consideration of the payment of the Elan Placing ADSs Subscription Amount in cash by Subscriber to Elan. The Elan Placing ADSs to be issued to Subscriber pursuant to this Agreement will be evidenced by ADRs to be executed by the Depositary pursuant to the Deposit Agreement and delivered to Subscriber.
IT IS AGREED as follows:
1.	Definitions and Interpretation
1.1	In this Agreement, the following expressions will have the following meanings:

Admission means the approval by ISE of admission of the Underlying Shares to the official list of, and to trading on the main market of, ISE subject to the allotment and issuance of the Underlying Shares in accordance with the terms of this Agreement;

ADRs means American Depository Receipts in certificated form;

ADSs means Elan Shares, as represented by American depository shares (each ADS representing one Elan Share);

Affiliate of any person means another person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such first person. For the purposes of this definition, “control” (including, with correlative meanings, the terms “controlling,” “controlled by” and “under direct or indirect common control with”), as used with respect to any person, will mean the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such person, whether through the ownership of voting securities, by agreement or otherwise;

Applicable Laws means any and all applicable laws (whether civil, criminal or administrative) including common law, statutes, subordinate legislation, treaties, regulations, rules, directives, decisions, by-laws, circulars, codes, orders, notices, demands, decrees, injunctions, guidance, judgments or resolutions of a parliamentary government, quasi-government, federal, state or local government, statutory, administrative or regulatory body, securities exchange, court or agency in any part of the world which are in force or enacted and are, in each case, legally binding as at Completion and the term Applicable Law will be construed accordingly;

Articles means the articles of association of Keavy in effect from time to time;

Asset Purchase Agreement means the asset purchase agreement dated the same date as this Agreement between, amongst others, Elan, Subscriber, Crimagua Limited and Juno Neurosciences in the form attached as Exhibit 2;

Asset Purchase Agreement Disclosure Letter means the letter delivered by Elan and the Sellers (as defined in the Asset Purchase Agreement) to Juno Neurosciences on or prior to the date of the execution and delivery by Elan and the Sellers (as defined in the Asset Purchase Agreement) of the Asset Purchase Agreement qualifying and disclosing exceptions to the representations and warranties contained in Article III of the Asset Purchase Agreement;

Business Day means any day on which banks are generally open for business in Dublin, London and New York excluding Saturdays and Sundays and any requirement that any notice be delivered or other action be carried out on a Business Day will only be satisfied between the hours of 9:00 am and 5:00 pm Irish time on such Business Day;

Closing has the meaning given to it in the Asset Purchase Agreement;

Completion means the completion of the Keavy Subscription, the Keavy Transfer and the Placing Subscription in accordance with the terms of this Agreement;

Conditions means the conditions set out in clause 2.1 of this Agreement;

Custodian has the meaning given to it in the Deposit Agreement;

Deposit Agreement means the Amended and Restated Deposit Agreement, dated as of May 17, 1996, as further amended and restated as of November 12, 2003, among Elan, The Bank of New York and all holders from time to time of ADRs issued thereunder;

Depositary means The Bank of New York, as depositary under the Deposit Agreement;

Disclosure Letter means the letter dated the same date as this Agreement from Elan to Subscriber qualifying, and disclosing exceptions to, the Elan Warranties, together with all documents and information attached to it or listed in any schedule or annex to it;

Dispute means any suit, action, proceedings and/or dispute or difference which may arise out of or in connection with or which may relate in any way to this Agreement

(including any suit, action, proceedings, dispute or difference relating to the formation, interpretation or performance of this Agreement) or any dispute arising out of any non-contractual obligations of any nature (including those to which Regulation (EC) No. 864/2007 of the European Parliament and Council applies) arising between the parties or any of them and Disputes will be construed accordingly;

Elan Material Adverse Effect means any Event that materially and adversely affects (a) the business, assets, condition (financial or otherwise) or results of operations of Elan and its Subsidiaries, taken as a whole, (b) the ability of each of Elan or any other Transaction Group Company to perform its obligations under any of the Transaction Documents to which it is a party or (c) the ability of each of Elan or any other Transaction Group Company to consummate the transactions contemplated by any of the Transaction Documents to which it is a party; provided that (A) any effect resulting from any of the following Events shall not be considered when determining whether an Elan Material Adverse Effect has occurred or could reasonably be expected to occur: (i) any change or development in U.S., U.K. or Irish financial, credit or securities markets, general economic or business conditions, or political or regulatory conditions; (ii) any act of war, armed hostilities or terrorism or any worsening thereof; (iii) any change in Applicable Law, GAAP, IFRS or the interpretation or enforcement thereof; (iv) any change in the pharmaceutical (including biotechnology) industry; (v) any failure of Elan or any of its Subsidiaries to meet, with respect to any period or periods, any internal or industry analyst projections, forecasts or estimates of revenues, operating income (loss), cash flow or other financial performance projections, forecasts or estimates (it being agreed that the facts and circumstances giving rise to such failure that are not otherwise excluded from the definition of Elan Material Adverse Effect may be taken into account in determining whether an Elan Material Adverse Effect has occurred); or (vi) any change in the market price or trading volume of the ADSs or the Elan Shares (it being agreed that the facts and circumstances giving rise to such change that are not otherwise excluded from the definition of Elan Material Adverse Effect may be taken into account in determining whether an Elan Material Adverse Effect has occurred) and (B) solely for the purposes of determining whether the Conditions listed at clauses 2.1.3 and 2.1.7 have been fulfilled and for no other purpose, no effect (other than an effect (x) under any contract, agreement or other instrument required to be disclosed pursuant to the terms of the Asset Purchase Agreement and not so disclosed or (y) resulting from the failure to obtain any consent with respect to the transfer of any Business Intellectual Property (as defined in the Asset Purchase Agreement)) resulting from the negotiation, execution, delivery, performance, consummation or public announcement of this Agreement, the other Transaction Documents or the transactions contemplated hereby or thereby, including any Legal Proceedings, whether pending or threatened, resulting therefrom or with respect thereto, and any adverse change in customer, distributor, employee, supplier, licensor, licensee, sub-licensee, shareholder, co-promotion, collaboration or joint venture partner or similar relationships resulting therefrom or with respect thereto, including as a result of the identity of the other parties to the transactions contemplated by this Agreement and the other Transaction Documents, in each case, shall be considered when determining whether an Elan Material Adverse Effect has occurred or could reasonably be expected to occur. Notwithstanding subclause (A) of the proviso in the preceding sentence, if an Event described in subclauses (i), (ii), (iii) or (iv) of subclause (A) of such proviso has a disproportionate effect on Elan and its Subsidiaries, taken as a whole, relative to other participants in the pharmaceutical (including biotechnology) industry, then such Event may be taken into account for purposes of determining whether an Elan Material Adverse Effect has occurred or could reasonably be expected to occur;

Elan Placing ADSs means the ADSs to be allotted and issued to Subscriber in accordance with clause 5 of this Agreement and representing the Elan Placing Underlying Shares;

Elan Placing ADSs Subscription Amount means US$372,699,762.94;

Elan Placing Underlying Shares means 40,000,000 Elan Shares, which will be represented by the Elan Placing ADSs;

Elan Shares means the ordinary shares of €0.05 each in the capital of Elan;

Elan Warranties means the warranties set out in Part 1 of Schedule 1, subject to any exceptions thereto fairly disclosed in (i) any SEC Document filed with, or furnished to, the SEC prior to the date hereof (without giving effect to any amendment to such SEC Document filed on or after the date hereof), (ii) any document available to the public and filed with, or furnished to, prior to the date hereof, the ISE, the Irish Financial Services Regulatory Authority, the FSA or UK Listing Authority (in each case, without giving effect to any amendment to such document filed on or after the date hereof) or (iii) the Disclosure Letter which shall be arranged in numbered and lettered sections or subsections corresponding to the numbered and lettered sections or subsections contained in Part 1 of Schedule 1, and the disclosure in any section or subsection of the Disclosure Letter shall be deemed to qualify other sections or subsections in Part 1 of Schedule 1 only to the extent that it is reasonably apparent from the face of such disclosure that such disclosure qualifies or applies to such other sections or subsections and, in this Agreement, “fairly disclosed” means that Elan has disclosed the relevant information in such a manner and with sufficient detail as to enable a potential investor to make an informed and proper assessment of the matter disclosed and, for clarity, forward looking statements disclosing or referencing unspecified risks do not qualify the Elan Warranties, except with respect to paragraph 1.34 in Part 1 of Schedule 1;

Elan Warranty Claim means a claim for the inaccuracy or breach of any one or more of the Elan Warranties (it being agreed and acknowledged by the parties that for the purposes of determining the existence of any such inaccuracy or breach or any Loss or other amounts payable (if any) pursuant to clause 8 (including Schedule 6) with respect thereto, the Elan Warranties shall be deemed not qualified by any references to materiality or Elan Material Adverse Effect);

Employment Matters Agreement means the employment matters agreement dated the same date as this Agreement between Subscriber, Juno Neurosciences, Juno Holding Company LLC, Elan, Elan Pharma International Limited and Elan Pharmaceuticals, Inc. in the form attached as Exhibit 4;

Encumbrance means any mortgage, charge (whether legal or equitable and whether fixed or floating), security interest, lien, pledge, option, right to acquire, right of pre-emption, interest, equity, assignment, hypothecation, title retention, adverse claim of ownership or use, power of sale or restriction of any kind or other encumbrance of any kind or any agreement to create any of the foregoing;

Event means any event, development, change, state of facts, effect, condition or occurrence;

Exchange Act means the U.S. Securities Exchange Act of 1934, as amended;

FSA means the Financial Services Authority of the United Kingdom;

GAAP means generally accepted accounting principles of the United States of America set forth in the opinions and pronouncements of the Accounting Principles Board and the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as may be approved by a significant segment of the accounting profession;

Government Entity means any government authority, court of competent jurisdiction, administrative agency or commission or other governmental or regulatory authority or instrumentality, in each case, whether domestic or foreign;

Group Company means each of Elan and its Subsidiaries and Group Companies will be construed accordingly;

HSR Act means the U.S. Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder;

IFRS means the International Financial Reporting Standards;

Internal Asset Purchase Agreement means the internal asset purchase agreement dated the same date as this Agreement between Elan, Elan Pharma International Limited, Elan Pharmaceuticals, Inc., Neuralab Limited, Athena Neurosciences, Inc. and Crimagua Limited in the form attached as Exhibit 6;

Investment Agreement means the investment agreement to be dated the date of Completion between Subscriber and Elan in the form attached as Exhibit 1;

ISE means The Irish Stock Exchange Limited;

Judgment means any judgment, order, writ, injunction, stipulation or decree issued by, or any legally binding agreement with, a Government Entity of competent jurisdiction, whether preliminary, temporary or permanent;

Keavy Ordinary Shares means the ordinary shares of US$1.00 each in the capital of Keavy having the rights but subject to the restrictions set out in the Articles;

Keavy Placing ADSs means the ADSs to be allotted and issued to Subscriber in accordance with clause 4 of this Agreement and representing the Keavy Placing Underlying Shares;

Keavy Placing Underlying Shares means that number of Elan Shares that is equal to (x) the number of Elan Shares that represents 18.4% of the total issued and outstanding Elan Shares (including Elan Shares represented by issued and outstanding ADSs) immediately following, and after giving effect to, Completion (rounded up or down to the nearest whole number) less (y) the number of Elan Placing Underlying Shares;

Keavy Subscription means the proposed subscription for, and allotment and issue of, the Keavy Subscription Shares in accordance with this Agreement;

Keavy Subscription Shares means the 67,324,994 Keavy Ordinary Shares to be issued to Subscriber in accordance with clause 3 of this Agreement;

Keavy Transfer has the meaning given to it in clause 4.1 of this Agreement;

knowledge means, with respect to Elan or any Group Company and with respect to any matter in question, that any of the employees of Elan or any Group Company having a title equal to or more senior than “Senior Vice President” or, with respect to paragraph 1.26 of Part 1 of Schedule 1 only, any internal counsel (including any internal patent counsel), in each case, of Elan or any Group Company has or would have actual knowledge of such matter after reasonable investigation;

Legal Proceedings means any litigation, arbitration, prosecution, investigation, enquiry or other legal or administrative proceeding;

License and Grant-Back Agreement means the license and grant back agreement to be dated the date of the Completion between Elan Pharma International Limited, Elan Pharma Inc. and Juno Neurosciences in the form attached as Exhibit 6;

Liens means all mortgages, liens, security interests, charges, easements, leases, subleases, covenants, rights of way, options, claims, restrictions or encumbrances of any kind;

Listing means the approval of the listing of the Placing ADSs on the NYSE, subject to official notice of issuance;

Longstop Date has the meaning given to it in clause 2.7 of this Agreement;

Losses of any person means any and all losses, claims, damages, actions, liabilities, costs and expenses (including reasonable fees, expenses and disbursements of attorneys and other professionals incurred in connection with investigating, defending, settling, compromising or paying any such losses, claims, damages, actions, liabilities, costs and expenses or in pursuing any right to indemnification hereunder) and Loss will be construed accordingly;

NYSE means the New York Stock Exchange;

Parent means Johnson & Johnson, a New Jersey corporation;

Permitted Liens means any mechanics’, carriers’, workmen’s, repairmen’s or other like Liens arising or incurred in the ordinary course of business that, assuming that Elan (or any other relevant Group Company) pays all Assumed Liabilities (as defined in the Asset Purchase Agreement) when due, (i) individually or in the aggregate, do not materially impair, and could not reasonably be expected to materially impair, the continued use and operation of the assets to which they relate in the operation or conduct of the business as carried on by the Company as at the date of this Agreement and (ii) do not constitute an imperfection of title or otherwise compromise Elan’s (or any other relevant Group Company’s) good and valid title to any material asset;

Permitted Transferee means Parent or any Wholly-Owned Subsidiary of Parent;

Placing ADSs means the Keavy Placing ADSs and the Elan Placing ADSs;

Placing Subscription means the proposed subscription for, and allotment and issue of, the Elan Placing ADSs in accordance with the terms of this Agreement;

Proceedings means Legal Proceedings arising out of or in connection with or relating in any way to this Agreement or any dispute arising out of any non-contractual obligations of any nature (including those to which Regulation (EC) No. 864/2007 European Parliament and Council applies) arising between the parties or any of them (including but not limited to any Legal Proceedings relating to the formation, interpretation or performance of this Agreement);

Post-Termination Provisions means the provisions in clauses 9, 11, 12, 13, 16, 17.2, 17.8, 17.9, 17.11, 17.12, 17.13 and 17.14 of this Agreement;

Regulatory Authority means the Federal Food and Drug Administration, the European Medicines Agency and any other federal, state, local or foreign Governmental Entity that is concerned with the marketing, sale, use handling and control, safety, efficacy, reliability, or manufacturing of drug or biological products or medical devices;

Representatives means, with respect to any person, such person’s directors, officers and employees and its and their respective investment bankers, accountants, attorneys, consultants and other advisors, agents and representatives;

Royalty Agreement means the royalty agreement to be dated the date of the Completion between Elan Pharma International Limited, Juno Neurosciences and Juno Neurosciences (Holding) Limited;

SEC means the U.S. Securities and Exchange Commission;

Securities Act means the U.S. Securities Act of 1933, as amended;

Shareholders’ Agreement means the shareholders’ agreement to be entered into on Completion between Elan, Crimagua Limited, Elan Pharma International Limited, Subscriber, Juno Neurosciences (Holding) Limited, Latam Properties Holdings, JNJ Irish Investments ULC and Juno Neurosciences in the form attached as Exhibit 3;

Significant Subsidiary means any Subsidiary of Elan that would be a “significant subsidiary” as defined in Rule 1-02 of Regulation S-X, promulgated pursuant to the Securities Act;

Subscriber Material Adverse Effect means any Event that materially and adversely affects (a) the ability of each of Subscriber or any Subscriber Transaction Affiliate to perform its obligations under this Agreement and the other Transaction Documents or (b) the ability of each of Subscriber or any Subscriber Transaction Affiliate to consummate the Keavy Subscription, the Keavy Transfer, the Placing Subscription or the other transactions contemplated by this Agreement and the other Transaction Documents;

Subscriber Subscription Amount means the cash amount calculated by subtracting the Elan Placing ADSs Subscription Amount from the Total Consideration

Subscriber Transaction Affiliates means any Affiliate of Subscriber that is a party to a Transaction Document;

Subscriber Warranties means the warranties to be given by Subscriber set out in Part 2 of Schedule 1;

Subscriber Warranty Claim means a claim for the inaccuracy or breach of any one or more of the Subscriber Warranties (it being agreed and acknowledged by the parties that for the purposes of determining the existence of any such inaccuracy or breach or any Loss or other amounts payable (if any) pursuant to clause 8 (including Schedule 6) with respect thereto, the Subscriber Warranties shall be deemed not qualified by any references to materiality or Subscriber Material Adverse Effect);

Subsidiary means, with respect to any person, any corporation, partnership, joint venture, limited liability company or other entity (i) of which such person or a Subsidiary of such person is a general partner or (ii) of which a majority of the voting securities or other voting interests, or a majority of the securities or other interests of which, having by their terms ordinary voting power to elect a majority of the board of directors or persons performing similar functions with respect to such entity, is directly or indirectly owned by such person and/or one or more Subsidiaries thereof;

Tax or Taxation means all forms of taxes, levies, duties, charges, surcharges, imposts and withholdings of any nature whatsoever whether of Ireland or elsewhere, including income tax, corporation tax, corporation profits tax, advance corporation tax, capital gains tax, capital acquisitions tax, residential property tax, wealth tax, value added tax, dividend withholding tax, deposit interest retention tax, customs and other import and export duties, excise duties, stamp duty, capital duty, social insurance, social welfare or other similar contributions and other amounts corresponding thereto and all penalties, charges, costs and interest relating thereto whether payable in Ireland or elsewhere;

Tax Warranty Claim means a claim for breach of any one or more of the warranties set out in paragraphs 1.28, 1.29, 1.30, 1.31 and 1.32 of Part 1 of Schedule 1;

Total Consideration means US$1,000,000,000;

Transaction Documents means:
(a)	this Agreement;

(b)	the Investment Agreement;

(c)	the Disclosure Letter;

(d)	the Asset Purchase Agreement;

(e)	the Shareholders’ Agreement;

(f)	the Employment Matters Agreement;

(g)	the Royalty Agreement;

(h)	the License and Grant-Back Agreement;

(i)	the Internal Asset Purchase Agreement;

(j)	the Asset Purchase Agreement Disclosure Letter; and

(k)	any other document or agreement entered into, or to be entered into on Completion (or at any time during the period from the date of this Agreement up to, including and after the date of Completion) by some or all of the parties to this Agreement in connection with any of the foregoing documents or agreements;
Transaction Group Company means any Group Company that is a party to a Transaction Document;

Underlying Shares means the Keavy Placing Underlying Shares and the Elan Placing Underlying Shares; and

Wholly-Owned Subsidiary of any person means a Subsidiary of such person, 100% of the outstanding shares of which (other than directors’ qualifying shares) are owned by such person or one or more Wholly-Owned Subsidiaries of such person.

1.2	Unless expressly stated in this Agreement or the context otherwise requires, in this Agreement:
1.2.1	references to persons are deemed to include references to natural persons, firms, partnerships, companies, corporations, associations, bodies corporate, trusts, investment funds, governments, states or agencies (in each case whether or not having a separate legal personality) but references to individuals are deemed to be references to natural persons only;

1.2.2	words importing the singular include the plural and vice versa and words importing the masculine include references to the feminine and neuter and vice versa;

1.2.3	subject to clause 12, reference to writing or similar expressions includes transmission by facsimile or electronic means;

1.2.4	unless otherwise defined in this Agreement, a word or phrase the definition of which is contained or referred to in Section 2 of the Companies Act 1963 has the meaning attributed to it by that definition;

1.2.5	references to Acts, statutory instruments and other legislation are, unless otherwise specified, to legislation operative in the applicable jurisdiction and to such legislation as modified, consolidated, amended or re-enacted as at the date of this Agreement and any subordinate legislation made under that legislation as at the date of this Agreement;

1.2.6	reference to this Agreement, to any other document or to any specified provision of this Agreement or any other document is a reference to this Agreement, to such other document or to such provision as in force for the time being and as amended or supplemented from time to time in accordance with its terms;

1.2.7	the terms “including” or “includes” will be interpreted so as not to limit the meaning of any words preceding such terms;

1.2.8	if any action or duty to be taken or performed under any of the provisions of this Agreement would fall to be taken or performed on a day which is not a Business Day, such action or duty will be taken or performed on the Business Day next following such day;

1.2.9	all references to recitals, sections, clauses, paragraphs, schedules, annexures and Exhibits are to recitals in, sections, clauses and paragraphs of, and schedules, annexures and Exhibits to, this Agreement;

1.2.10	all references to time are references to Irish time;

1.2.11	any reference to a person includes his or its successors, personal representatives and permitted assigns;

1.2.12	words such as “hereby”, “hereunder”, “hereto”, “hereof” and “herein” and other words commencing with “here” will, unless the context clearly indicates to the contrary, refer to the whole of this Agreement and not to any particular section, clause or paragraph hereof;

1.2.13	any reference to dollars or to “US$” or “$” is a reference to United States dollars, the lawful currency of the United States of America; and

1.2.14	any reference to a party or the parties is a reference to a party or the parties to this Agreement unless the context otherwise admits or requires.
1.3	It is acknowledged and agreed by the parties that the provisions of this Agreement have been negotiated, drafted and settled jointly by and on behalf of the parties and accordingly if any question arises at any time as to the meaning, intent or interpretation of any provision or provisions of this Agreement, no presumption or burden of proof will arise in favour of or against any party solely as a result of the authorship of any of the provisions of this Agreement.

1.4	The Elan Warranties and all other obligations and covenants arising under this Agreement, given or entered into by Elan and Keavy, are given or entered into severally only.
2.	Conditions to Completion
2.1	Conditions: Completion will be subject to and conditional upon the following Conditions being fulfilled (or waived in accordance with clauses 2.3 and 2.4) as soon as possible following the signing of this Agreement and remaining so fulfilled or waived up to and including Completion:
2.1.1	prior to or substantially simultaneously with Completion, each of the Transaction Documents having been duly executed and delivered by the applicable parties and not having been terminated;

2.1.2	no Applicable Law or Judgment being in effect that prohibits the consummation of Completion and the other transactions contemplated by this Agreement and the other Transaction Documents;

2.1.3	each of the Elan Warranties (i) set out at paragraphs 1.1, 1.2, 1.3, 1.4, 1.8, 2.1, 2.2, 2.3 and 2.4 of Part 1 of Schedule 1 being true and correct in all material respects as at the date hereof and as of Completion as though such Elan Warranty had been made at Completion (except, in each case, to the extent that such Elan Warranty speaks as of a specific date, in which case such Elan Warranty shall be so true and correct in all material respects as of such specific date) and (ii) set out at any other paragraph of Part 1 of Schedule 1 (read without giving effect to any qualifications or exceptions contained therein regarding materiality or Elan Material Adverse Effect) being true and correct in all respects as at the date hereof and as of Completion as though such Elan Warranty had been made on Completion (except, in each case, to the extent that such Elan Warranty speaks as of a specific date, in which case such Elan Warranty shall be so true and correct in all respects as of such specific date), except, in the case of this clause (ii), where the facts or matters giving rise to any such failure or failures to be true and correct have not had and could not reasonably be expected to have, individually or in the aggregate, an Elan Material Adverse Effect. Subscriber shall have received a certificate signed by an authorised officer of Elan to such effect;

2.1.4	each of the Subscriber Warranties (i) set out at paragraphs 1.1, 1.2, 1.3 and 1.8 through 1.24 (inclusive) of Part 2 of Schedule 1 being true and correct in all material respects as at the date hereof and as of Completion as though such Subscriber Warranty had been made at Completion (except, in each case, to the extent that such Subscriber Warranty speaks as of a specific date, in which case such Subscriber Warranty shall be so true and correct in all material respects as of such specific date) and (ii) set out at any other paragraph of Part 2 of Schedule 1 (read without giving effect to any qualifications or exceptions contained therein regarding materiality or Subscriber Material Adverse Effect) being true and correct in all respects as at the date hereof and as of Completion as though such Subscriber Warranty had been made on Completion (except, in each case, to the extent that such Subscriber Warranty speaks as of a specific date, in which case such Subscriber Warranty shall be so true and correct in all respects as of such specific date), except, in the case of this clause (ii), where the facts or matters giving rise to any such failure or failures to be true and correct have not had and could not reasonably be expected to have, individually or in the aggregate, a Subscriber Material Adverse Effect. Elan shall have received a certificate signed by an authorised officer of Subscriber to such effect;

2.1.5	Admission and Listing having occurred;

2.1.6	all conditions (other than any condition that can only be satisfied at the Closing; provided that such conditions are capable of being fulfilled immediately at the Closing) to the Closing having been fulfilled or waived in accordance with their terms, and the transactions contemplated to occur at the Closing will occur immediately following Completion;

2.1.7	no Event shall have occurred and be continuing that has had or could reasonably be expected to have, individually or in the aggregate, an Elan Material Adverse Effect;

2.1.8	the waiting period (and any extension thereof) under the HSR Act applicable to the Keavy Subscription, the Keavy Transfer and the Placing Subscription and the other transactions contemplated by this Agreement and the other Transaction Documents shall have terminated or expired;

2.1.9	all covenants, agreements and obligations contained in this Agreement to be complied with or performed by Elan and Subscriber on or prior to Completion shall have been so complied with or performed in all material respects and each party shall have received a certificate signed by an authorised officer of the other to such effect; and

2.1.10	Elan having cancelled its listing of Elan Shares on the official list of the FSA and the Elan Shares ceasing to be admitted to trading on the main market of the London Stock Exchange plc.
2.2	Each of Elan, Keavy and Subscriber will use commercially reasonable efforts to procure the satisfaction of the Conditions and will use commercially reasonable efforts to ensure that the Conditions are fulfilled as soon as possible following the date of this Agreement and remain fulfilled up to and including Completion, including by complying with section 5.06 of the Asset Purchase Agreement and, in the case of clause 2.1.10, by Elan promptly issuing such circular as may be required by the FSA or the United Kingdom Listing Authority in connection therewith and doing all other matters as may be required to satisfy that Condition; provided, however, that (i) neither Subscriber nor any of its Affiliates shall be required to offer or agree to dispose of, hold separate or limit its ability to acquire or hold, or exercise full rights of ownership of, the Placing ADSs, or any of the businesses, assets or properties of Subscriber or any of its Affiliates, or exercise any of its rights under the Investment Agreement and (ii) neither Subscriber nor any of its Affiliates shall be required to take any action not required to be taken pursuant to Section 5.06 of the Asset Purchase Agreement.

2.3	The Condition listed at clause 2.1.8 may not be waived by any party.

2.4	Without prejudice to the operation of clause 2.2:
2.4.1	Subscriber may elect to waive satisfaction of any of the Conditions listed at 2.1.3, 2.1.5, 2.1.7 and 2.1.10;

2.4.2	Elan may elect to waive satisfaction of the Condition listed at 2.1.4;

2.4.3	both Elan and Subscriber, acting together, may elect to waive satisfaction of any of the Conditions listed at clause 2.1.1, 2.1.2 and 2.1.6; and

2.4.4	either party may elect to waive satisfaction by the other party of the Condition listed at clause 2.1.9.

2.5	If at any time, any party becomes aware of a fact or circumstance that would prevent any of the Conditions being satisfied, it will promptly give notice to the other parties to this Agreement giving full details of the relevant facts or circumstances.

2.6	Between the execution of this Agreement and Completion, Elan will and, in the case of clause 2.6.2, will ensure that each other Transaction Group Company and each Significant Subsidiary will:
2.6.1	comply with Part 1 of Schedule 3;

2.6.2	carry on its business in the ordinary course, as carried out on the date of this Agreement, in all material respects; and

2.6.3	notify Subscriber immediately if it becomes aware of a fact or circumstance which constitutes a breach of this clause 2.6.
2.7	If, as a result of any Condition not being waived or satisfied, Completion has not occurred on or before 15 September 2009 (the Longstop Date), either Subscriber or Elan may terminate this Agreement by notice in writing to the other parties to this Agreement; provided that, if on the Longstop Date, the Condition set out at clause 2.1.8 has not been fulfilled but each other Condition has been fulfilled or waived to the satisfaction of each of the parties, any party may by notice to each of the other parties extend the Longstop Date until the date that is 75 days after the Longstop Date; provided however, that the right to terminate this Agreement or extend the Longstop Date pursuant to this clause 2.7 will not be available to a party if the failure of Completion to occur on or before the Longstop Date is due to a breach by any such party of its obligations under this Agreement.

2.8	In the event of any termination pursuant to clause 2.7:
2.8.1	any rights or obligations accrued by any party up to the time of termination will not be affected by the termination;

2.8.2	the Post-Termination Provisions will continue to apply; and

2.8.3	subject to clauses 2.8.1 and 2.8.2, each party’s further rights and obligations under this Agreement will cease immediately on termination except in the case of wilful or intentional breach on the part of any party.
3.	Agreement to Subscribe for Keavy Subscription Shares
3.1	Upon the terms and subject to the conditions of this Agreement (including clause 3.2), Subscriber agrees to subscribe for, and Keavy agrees to allot and issue to Subscriber, the Keavy Subscription Shares (subject to the Subscriber Subscription Amount having been received) at Completion.

3.2	In consideration for the allotment and issue of the Keavy Subscription Shares to Subscriber, Subscriber will pay or procure the payment of the Subscriber Subscription Amount to Keavy (or as Keavy directs).

3.3	Each of the parties undertakes and agrees that satisfaction of the Subscriber Subscription Amount in the manner set out in clause 6.4.2 will constitute full and valid discharge of Subscriber’s obligation to pay the Subscriber Subscription Amount.

4.	Transfer of Keavy Subscription Shares
4.1	Upon the terms and subject to the conditions of this Agreement (including clause 4.2) and subject to, and conditional on, the Keavy Subscription Shares having been allotted and issued to Subscriber in accordance with clause 3, Elan agrees to purchase, and Subscriber agrees to sell, the Keavy Subscription Shares at Completion in consideration of, and in exchange for, the allotment and issuance of the Keavy Placing ADSs to Subscriber (the Keavy Transfer). The Keavy Placing ADSs to be issued to Subscriber pursuant to this clause 4.1 will be evidenced by ADRs to be executed by the Depositary pursuant to the Deposit Agreement and delivered to Subscriber.

4.2	In any transfer carried out pursuant to clause 4.1 of this Agreement:
4.2.1	the entire legal and beneficial interest in the Keavy Subscription Shares will be transferred to Elan free from all Encumbrances and together with all rights attaching to them at the date of Completion (including the right to all dividends and distributions (if any) declared, made or paid on or after the date of Completion); and

4.2.2	Subscriber will procure the transfer of such Keavy Subscription Shares to Elan.
4.3	Elan will on Completion deposit the Keavy Placing Underlying Shares with the Custodian (or as otherwise directed by the Depositary) in accordance with the Deposit Agreement and otherwise comply with the Deposit Agreement so that the Keavy Placing ADSs will be allotted and issued to Subscriber and ADRs evidencing the Keavy Placing ADSs will be executed by the Depositary and delivered to Subscriber.
5.	Agreement to Subscribe for Elan Placing ADSs
5.1	Subject to and conditional upon the Keavy Subscription and the Keavy Transfer having occurred in accordance with the terms set out in clauses 3 and 4 of this Agreement and upon the terms and subject to the conditions of this Agreement (including clause 5.2), Subscriber agrees to subscribe at Completion for, and Elan agrees to cause the allotment and issuance to Subscriber at Completion of, the Elan Placing ADSs (subject to the Elan Placing ADSs Subscription Amount having been received). The Elan Placing ADSs to be issued to Subscriber pursuant to this clause 5.1 will be evidenced by ADRs to be executed by the Depositary pursuant to the Deposit Agreement and delivered to Subscriber.

5.2	In consideration for the allotment and issue of the Elan Placing ADSs to Subscriber and the delivery of ADRs evidencing the Elan Placing ADSs to Subscriber, Subscriber will pay or procure the payment of the Elan Placing ADSs Subscription Amount to Elan (or as Elan directs).

5.3	Each of the parties undertakes and agrees that satisfaction of the Elan Placing ADSs Subscription Amount in the manner set out in clause 6.4.2 will constitute full and valid discharge of Subscriber’s obligation to pay the Elan Placing ADSs Subscription Amount.

5.4	Elan will on Completion deposit the Elan Placing Underlying Shares with the Custodian (or as otherwise directed by the Depositary) in accordance with the Deposit Agreement and otherwise comply with the Deposit Agreement so that the Elan Placing ADSs will be allotted and issued to Subscriber and ADRs evidencing the Elan Placing ADSs will be executed by the Depositary and delivered to Subscriber.

6.	Completion
6.1	Completion will take place on the fifth Business Day after the fulfilment (or waiver) of the last of the Conditions (other than the Conditions that by their terms are to be satisfied at Completion, but subject to the satisfaction or waiver of such Conditions at Completion) at such place as Elan shall reasonably direct.

6.2	At Completion Keavy will:
6.2.1	deliver to Subscriber and Elan as evidence of the authority of each person executing a document on Keavy’s behalf a copy of the minutes of a duly held meeting of its board of directors (or a duly constituted committee thereof) approving the:
(1)	Keavy Subscription;

(2)	Keavy Transfer;

(3)	execution of this Agreement;

(4)	allotment and issue of the Keavy Subscription Shares and registration of Subscriber as the holder of the Keavy Subscription Shares;

(5)	registration of Elan as the holder of the Keavy Subscription Shares following the Keavy Transfer (subject to receipt of a duly stamped stock transfer form relating to the Keavy Subscription Shares or other evidence in a form satisfactory to Keavy that the parties have complied with their stamp duty obligations (if any) in respect of the Keavy Transfer); and

(6)	ancillary matters related thereto,
and, where such actions are authorised by a committee of the board of directors of Keavy, a copy of the minutes of a duly held meeting of the directors constituting such committee or the relevant extract thereof;

6.2.2	allot the Keavy Subscription Shares to Subscriber credited as fully paid;

6.2.3	enter the name of Subscriber in the register of members of Keavy; and

6.2.4	execute and deliver a share certificate to Subscriber in respect of the Keavy Subscription Shares;

6.2.5	following the Keavy Transfer, enter the name of Elan in the register of members of Keavy; and

6.2.6	following the Keavy Transfer, execute and deliver a share certificate to Elan in respect of the Keavy Subscription Shares.
6.3	At Completion Elan will:
6.3.1	deliver to Subscriber as evidence of the authority of each person executing a document on Elan’s behalf a copy or relevant extract of the minutes of a duly held meeting or meetings of its board of directors (or a duly constituted committee thereof) approving the:
(1)	Keavy Transfer (including the payment of any stamp duty relating thereto, if applicable);

(2)	Placing Subscription;

(3)	issue of the Underlying Shares;

(4)	deposit of the Underlying Shares with the Custodian (or as otherwise directed by the Depositary) in accordance with the Deposit Agreement;

(5)	issue of instructions to the Depositary under the Deposit Agreement to issue the Placing ADSs to Subscriber and execute and deliver ADRs evidencing the Placing ADSs to Subscriber;

(6)	execution of this Agreement and the other Transaction Documents to which it is party; and

(7)	ancillary matters related thereto,
and, where such actions are authorised by a committee of the board of directors of Elan, a copy of the minutes of a duly held meeting of the directors constituting such committee or the relevant extract thereof;

6.3.2	issue the Underlying Shares;

6.3.3	deposit the Underlying Shares with the Custodian (or as otherwise directed by the Depositary) and otherwise carry out Elan’s obligations under the Deposit Agreement in order to cause the issuance of the Placing ADSs to Subscriber and the delivery of ADRs evidencing the Placing ADSs to Subscriber; and

6.3.4	issue instructions to the Depositary under the Deposit Agreement to issue the Placing ADSs to Subscriber and execute and deliver ADRs evidencing the Placing ADSs to Subscriber.
6.4	At Completion Subscriber will:
6.4.1	deliver to Elan as evidence of the authority of each person executing a document on Subscriber’s behalf a copy of the minutes of a duly held meeting or meetings of its board of directors (or a duly constituted committee thereof) approving the:
(1)	Keavy Subscription;

(2)	Keavy Transfer;

(3)	Placing Subscription;

(4)	execution of this Agreement and the other Transaction Documents to which it is a party; and

(5)	ancillary matters related thereto,
and, where such actions are authorised by a committee of the board of directors of Subscriber, a copy or a relevant extract of the minutes of a duly held meeting of the directors constituting such committee or the relevant extract thereof; and

6.4.2	pay:
(1)	the Subscriber Subscription Amount prior to 3:00 pm on the date of Completion by way of electronic funds transfer in immediately available funds to a bank account nominated by Keavy or in such other manner as may be agreed in writing between the parties; and
(2)	the Elan Placing ADSs Subscription Amount prior to 3:00 pm on the date of Completion by way of electronic funds transfer in immediately available funds to a bank account nominated by Elan or in such other manner as may be agreed in writing between the parties.
6.5	The parties agree that an amount equal to the net cash proceeds to Elan, which shall not exceed the aggregate of the proceeds from the Subscriber Subscription Amount and the Elan Placing ADSs Subscription Amount, will be applied in the manner previously disclosed by Elan to Subscriber.

7.	Elan Warranties and Subscriber Warranties
7.1	Elan warrants to Subscriber as at the date of this Agreement that each of the Elan Warranties is true, accurate and not misleading at the date of this Agreement and further warrants that the Elan Warranties will be true, accurate and not misleading in all material respects (except to the extent already qualified by materiality in which case such Elan Warranties will be true, accurate and not misleading in all respects) at Completion as if they had been made or given at Completion by reference to the facts and circumstances then existing (and on the basis that references in the Elan Warranties to any fact, matter or thing existing, occurring or having occurred at or before the date of this Agreement will be construed as references to it existing, occurring or having occurred at or before Completion) (it being understood and agreed that any failure of any such Elan Warranty to be true, accurate and not misleading in all material respects (or true, accurate and not misleading, as the case may be) at Completion shall not be deemed to be a failure by Elan to comply with or perform any covenant, agreement or obligation contained in this Agreement under the Condition listed at clause 2.1.9).

7.2	Subscriber warrants to Elan as at the date of this Agreement that each of the Subscriber Warranties is true, accurate and not misleading and further warrants that the Subscriber Warranties will be true, accurate and not misleading in all material respects (except to the extent already qualified by materiality in which case such Subscriber Warranties will be true, accurate and not misleading in all respects) at Completion as if they had been made or given at Completion by reference to the facts and circumstances then existing (and on the basis that references in the Subscriber Warranties to any fact, matter or thing existing, occurring or having occurred at or before the date of this Agreement will be construed as references to it existing, occurring or having occurred at or before Completion) (it being understood and agreed that any failure of any such Subscriber Warranty to be true, accurate and not misleading in all material respects (or true, accurate and not misleading, as the case may be) at Completion shall not be deemed to be a failure by Subscriber to comply with or perform any covenant, agreement or obligation contained in this Agreement under the Condition listed at clause 2.1.9).

7.3	Until the date upon which Subscriber no longer holds any interest in Keavy’s share capital, Subscriber undertakes that it will not undertake any activities as a shareholder of Keavy other than those contemplated under this Agreement.

7.4	Subscriber undertakes that, other than pursuant to its obligations under this Agreement, it will not assign, charge or create any other Encumbrance in respect of, transfer, sell or otherwise dispose of or deal with the Keavy Subscription Shares held by it or all or any part of any of its right, title or interest in and to such Keavy Subscription Shares.

7.5	The provisions, limitations and restrictions set out in Schedule 2 and Schedule 6 of this Agreement will apply to any claim, including an Elan Warranty Claim or Subscriber Warranty Claim, against either Elan or Subscriber, as applicable, under this Agreement. In the event of a claim against Subscriber under this Agreement, references in Schedule 2 to Elan, Elan Warranty Claim and Elan Warranty will, where the context requires, be read and interpreted as references to Subscriber, Subscriber Warranty Claim and Subscriber Warranty respectively.
8.	Remedies and Other Matters
8.1	If, at any time before Completion, Elan breaches or fails to perform any of its covenants or agreements contained in this Agreement, or if any of the Elan Warranties fails to be true and correct, which breach or failure (a) would give rise to a failure to fulfil the Conditions listed at clauses 2.1.3 or 2.1.9 and (b) is not capable of being cured by the

Longstop Date, Subscriber will have the right by notice in writing to Elan to terminate this Agreement.

8.2	If Subscriber terminates this Agreement pursuant to clause 8.1:
8.2.1	any rights or obligations accrued by any party up to the time of termination will not be affected by the termination;

8.2.2	the Post-Termination Provisions will continue to apply; and

8.2.3	subject to clauses 8.2.1 and 8.2.2, each party’s further rights and obligations under this Agreement will cease immediately on termination except in the case of wilful or intentional breach on the part of any party.
8.3	Subject to clause 7.5, if, following Completion, there is a claim or an Elan Warranty Claim in respect of which Elan has been found, in a final judgment by a court or tribunal of competent jurisdiction to be liable or in respect of which Elan has admitted liability, Elan will pay to Subscriber, at Subscriber’s option:
8.3.1	an amount equal to the reduction in the value of the Underlying Shares held by Subscriber at the time, to the extent caused by the fact or circumstance which gave rise to the claim or Elan Warranty Claim; or

8.3.2	an amount equal to the reduction in the value of the Placing ADSs held by Subscriber at the time, to the extent caused by the fact or circumstance which gave rise to the claim or Elan Warranty Claim.
8.4	Subject to clause 7.5, Elan will indemnify any indemnified person (as defined in Schedule 6) to the extent set forth in Schedule 6.

8.5	In the absence of fraud, intentional misrepresentation, intentional misconduct or intentional concealment, the provisions set forth in this clause 8 shall constitute the sole remedy for any claim or Elan Warranty Claim or for any Losses arising out of or relating thereto, and Subscriber, any Permitted Transferee and any applicable indemnified person expressly waive any other remedy with respect to such claim, Elan Warranty Claim or Loss, whether in contract or tort or otherwise; provided that this clause 8 shall not limit in any way the rights of any party pursuant to or under the terms of any other Transaction Documents.

8.6	If, at any time before Completion, Subscriber breaches or fails to perform any of its covenants or agreements contained in this Agreement, or if any of the Subscriber Warranties fails to be true and correct, which breach or failure (a) would give rise to a failure to fulfil the Conditions listed at clauses 2.1.4 or 2.1.9 and (b) is not capable of being cured by the Longstop Date, Elan will have the right by notice in writing to Subscriber to terminate this Agreement.

8.7	If Elan terminates this Agreement pursuant to clause 8.6:
8.7.1	any rights or obligations accrued by any party up to the time of termination will not be affected by the termination;

8.7.2	the Post-Termination Provisions will continue to apply; and

8.7.3	subject to clauses 8.7.1 and 8.7.2, each party’s further rights and obligations under this Agreement will cease immediately on termination except in the case of wilful or intentional breach on the part of any party.

8.8	Subject to clause 7.5, Subscriber will indemnify any indemnified person (as defined in Schedule 6) to the extent set forth in Schedule 6.

8.9	In the absence of fraud, intentional misrepresentation, intentional misconduct or intentional concealment or in the event of a claim or Subscriber Warranty Claim to which Schedule 6 does not apply, the provisions set forth in this clause 8 shall constitute the sole remedy for any claim, Subscriber Warranty Claim or for any Losses arising out of or relating thereto, and Elan and any applicable indemnified person expressly waive any other remedy with respect to such claim, Subscriber Warranty Claim or Loss, whether in contract or tort or otherwise; provided that this clause 8 shall not limit in any way the rights of any party pursuant to or under the terms of any other Transaction Documents

8.10	Notwithstanding any other provision of this Agreement, Elan and Subscriber mutually agree to:
8.10.1	give written notice to the other (setting out in reasonable detail the nature of the claim and, in so far as it is possible to do so, the amount claimed or, in any event, an estimate thereof) as promptly as practicable following any events, facts or circumstances giving rise, or which may, in Elan’s (in the case of a Subscriber Warranty Claim) or Subscriber’s (in the case of an Elan Warranty Claim) reasonable opinion, give rise to, any claim, including any Elan Warranty Claim or Subscriber Warranty Claim, occurring or arising; and

8.10.2	keep the other fully informed in writing of all material developments relating to such claim.
8.11	If at any time on or before Completion, Keavy breaches or fails to perform in any material respect any of its covenants, agreements or obligations contained in this Agreement, Elan and Subscriber agree that they will each use commercially reasonable efforts to negotiate in good faith a mutually satisfactory remedy to such breach or failure save that, if Elan and Subscriber fail to agree to a remedy on or before the earlier of (i) the Longstop Date or (ii) 45 days after such breach or failure, each of Elan or Subscriber will have the right by notice in writing to the other party to terminate this Agreement.

8.12	In the event of any termination pursuant to clause 8.11:
8.12.1	any rights or obligations accrued by any party up to the time of termination will not be affected by the termination;

8.12.2	the Post-Termination Provisions will continue to apply; and

8.12.3	subject to clauses 8.12.1 and 8.12.2, each party’s further rights and obligations under this Agreement will cease immediately on termination except in the case of wilful or intentional breach on the part of any party.
9.	Rights and Obligations of Parties

The obligations of each party under this Agreement are owed to them as separate and independent obligations of each such party and each party will have the right to protect and enforce its rights under this Agreement without joining any other party in any proceedings.

10.	Exercise of Voting Rights

Upon the Keavy Subscription, Subscriber agrees to exercise all shareholder voting rights in Keavy to which it is entitled under the Articles to procure that the transactions contemplated by this Agreement are consummated by Keavy in accordance with their terms.

11.	Costs and Expenses
11.1	Subject to clauses 11.1.1, 11.1.2, 11.2 and 11.3, each party will bear its own costs and expenses incurred in connection with the preparation, negotiation, entry into and implementation of this Agreement and for the avoidance of doubt Elan will pay:
11.1.1	the filing fees for the filings and consents required to be undertaken by it with the ISE and any other regulatory body of which approval is necessary for Admission and/or Listing; and

11.1.2	any fees or other charges due to the Depositary pursuant to the Depositary Agreement, or otherwise arising in relation to or in connection with the Placing ADSs;
and, if Subscriber terminates this Agreement pursuant to clause 8.1, Elan will pay the reasonable documented costs and expenses incurred by Subscriber in connection with the preparation of this Agreement, it being agreed that in no event will Elan be liable for any costs and expenses under this Agreement and the other Transaction Documents to the extent that such costs and expenses exceed, in aggregate, US$5,000,000.

11.2	Subscriber will pay the filing fees for the filings and consents under the HSR Act required in connection with the Condition set forth in clause 2.1.8.

11.3	Subject to the provisions of clause 17.10, nothing in this Agreement requires or will require Elan to pay to any person any transfer taxes or other tax or reimburse to or indemnify any person an amount in respect of any transfer taxes or other tax.
12.	Notices
12.1	Any notice or other communication to be given or served under this Agreement will be in writing, addressed to the relevant party and expressed to be a notice or communication under this Agreement and, without prejudice to the validity of another method of service (subject to clause 12.3), may be delivered or sent by pre-paid registered post or facsimile addressed as follows:

12.1.1	to Elan:

Elan Corporation plc Treasury Building Lower Grand Canal Street Dublin 2 Attention: William F Daniel, Company Secretary Tel.: +353 1 709 4000 Fax.: +353 1 709 4713

with a copy to (which shall not constitute notice):

A&L Goodbody Solicitors International Financial Services Centre North Wall Quay Dublin 1 Tel.: +353 1 649 2000 Fax.: +353 1 649 2649 Attention: John Given Julian Yarr

and

Cahill Gordon & Reindel llp 80 Pine Street New York, New York 10005 Tel.: 212-701-3450 Fax: 212-378-2416 Attention: Christopher T. Cox

12.1.2	to Keavy:

Keavy Holdings plc c/o Mourant Ireland Limited Suite 211 Fitzwilliam Business Centre Sir John Rogerson’s Quay Dublin 2 Tel.: +353 1 526 0100 Fax: +353 1 526 0101 Attention: Peter O’Leary

with a copy to (which shall not constitute notice):

A&L Goodbody International Financial Services Centre North Wall Quay Dublin 1 Tel.: +353 1 649 2000 Fax.: +353 1 649 2649 Attention: John Given Julian Yarr

12.1.3	to Subscriber:

Janssen Pharmaceutical State Road 933 KM 0.1 Mamey Road Gurabo, Puerto Rico 00778

or

Janssen Pharmaceutical HC 02, Box 19250 Gurabo, Puerto Rico 00778 Attention: Ivan Cartagena, Director

or

Johnson & Johnson One Johnson & Johnson Plaza New Brunswick, NJ 08933 Tel: 732-524-0400 Fax: 732-846-2058 Attention: Tom Heyman, Managing Director JPH NV Global Head Business Development

and a copy to:

Johnson & Johnson One Johnson & Johnson Plaza New Brunswick, NJ 08933 Tel: 732-524-0400 Fax: 732-846-7288 Attention: Office of General Counsel

with a copy to (which shall not constitute notice):

Cravath, Swaine & Moore LLP Worldwide Plaza 825 Eighth Avenue New York, New York 10019-7475 Tel.: 212-474-1000 Fax: 212-474-3700 Attention: George E. Zobitz Damien R. Zoubek

and

Arthur Cox Earlsfort Centre, Earlsfort Terrace Dublin 2, Ireland Tel.: +353 1 618 000 Fax: +353 1 618 0618 Attention: Brian O’Gorman Geoff Moore

12.1.4	or to such other address or facsimile number as the addressee may have previously substituted by notice.
12.2	A notice or other communication will be deemed to have been duly served or given:
12.2.1	in the case of delivery, at the time of delivery;

12.2.2	in the case of posting, 48 hours after posting (and proof that the envelope containing the notice or communication was properly addressed, prepaid, registered and posted will be sufficient evidence that the notice or other communication has been duly served or given); or

12.2.3	in the case of facsimile, upon receipt by the addressee of the complete text in legible form, but if a notice is given or served at business premises other than between 9:00 am and 5:00 pm on a Business Day, it will be deemed to be given or served between those hours on the next following Business Day.

12.3	A party giving or serving a notice or other communication under this Agreement by facsimile will also give or serve a copy by post but without prejudice to the validity and effectiveness of the service by facsimile.

12.4	All notices or other communications will be in the English language.

13.	Announcements
13.1	No party will make or issue any announcement, communication or prospectus to shareholders, employees (other than as may be reasonably necessary for such party to exercise its rights or comply with its obligations hereunder), customers or suppliers or to securities markets or other authorities or to the media or otherwise, regarding the subject matter of any of this Agreement or any term or provision of this Agreement without the prior written approval of the other parties.

13.2	Clause 13.1 will not apply if, and to the extent that, such announcement, communication or prospectus is required by any law applicable to the party making or issuing the announcement, communication or prospectus, by any securities exchange on which the securities of such party are listed or traded, by any regulatory or governmental authority or court having jurisdiction over the party making or issuing the announcement, communication or prospectus, whether or not the requirement has the force of law, provided that any such announcement, communication or prospectus may only be made after prior notification to the other parties to this Agreement.

13.3	If any party proposes to make or issue an announcement, communication or prospectus pursuant to this clause 13, it will provide copies of that proposed announcement, communication or prospectus to each of the other parties to this Agreement before the announcement, communication or prospectus is made or issued unless this would be in breach of any law or regulation in which case a copy of the announcement, communication or prospectus will be so provided to each party as soon as reasonably practicable or in accordance with law or regulation.
14.	Assignment
14.1	The parties agree that Subscriber may, without the consent of the other parties, assign the benefit of all or any of Elan’s obligations and the Elan Warranties under this Agreement (including any remedies hereunder) to any Permitted Transferee; provided, however, that such Permitted Transferee has executed and delivered to Elan, as a condition precedent to such assignment, an instrument or instruments, reasonably acceptable to Elan, confirming that such Permitted Transferee agrees to be bound by all obligations of Subscriber hereunder. Subscriber will not, and will cause each Affiliate of Subscriber not to, transfer control of any Permitted Transferee to any person that is not also a Permitted Transferee if such transfer would directly or indirectly result in an assignment in violation of the provisions of this clause 14.1.

14.2	Immediately after assignment in accordance with this clause 14, Subscriber will give written notice of the assignment to Elan and Keavy.

14.3	Except as provided for in this clause 14, no party may assign or transfer all or part of its rights or obligations under this Agreement.
15.	Termination
15.1	Without prejudice to any other clause in this Agreement, this Agreement shall automatically terminate in the event that the Asset Purchase Agreement is terminated in accordance with its terms prior to Completion.

15.2	In the event of any termination pursuant to clause 15.1:
15.2.1	any rights or obligations accrued by any party up to the time of termination will not be affected by the termination;

15.2.2	the Post-Termination Provisions will continue to apply; and

15.2.3	subject to clauses 15.2.1 and 15.2.3, each party’s further rights and obligations under this Agreement will cease immediately on termination except in the case of wilful or intentional breach on the part of any party.
16.	Whole Agreement
16.1	This Agreement constitutes the entire agreement between the parties with respect to the subject matter of this Agreement. This Agreement supersedes any previous agreements relating to the subject matter of this Agreement and sets out the complete legal relationship of the parties arising from or connected with that subject matter.

16.2	Each of the parties acknowledges and agrees that, other than as expressly set out in this Agreement, it has not been given and has not relied upon nor been induced to enter into this Agreement in reliance upon any warranty, representation, covenant, undertaking, agreement, understanding, assurance or other statement of any nature (Pre-Contractual Matters) and hereby unconditionally and irrevocably waives any claims, rights or remedies which it might otherwise have in relation to any Pre-Contractual Matters and no party will have any liability in respect of them.

16.3	The parties acknowledge that they have equal bargaining power and that the terms of this Agreement are based, amongst other things, on the terms of this clause and, having taken independent advice, each of its sub-clauses is reasonable.

16.4	Save as expressly set out in this Agreement, no party will owe any duty of care to any other party with respect to the subject matter of this Agreement.

16.5	Nothing in this Agreement will be read or construed as excluding any liability or remedy in respect of fraud of fraudulent or wilful misrepresentation.
17.	General
17.1	Each party acknowledges that it is entering into this Agreement for its own respective benefit and not for the benefit of another person.

17.2	At any time after the date hereof each party agrees that it will promptly upon being required to do so by any other party hereto, do or procure that there will be done all such acts and things and execute or procure the execution of all such documents and instruments as such party may from time to time reasonably require in order to give full effect to this Agreement (including procuring that the Keavy Shares are allotted and issued as freely transferable shares in accordance with this Agreement, but subject to the Articles).

17.3	No variation of this Agreement will be binding unless it is in writing and signed by or on behalf of each of Subscriber, Keavy and Elan. In the event that this Agreement terminates prior to Completion, it will have no further force or effect and no party will have any claim against any other under this Agreement (except under the Post-Termination Provisions and in respect of any rights or obligations accrued by such party up to the time of termination and except in the case of wilful or intentional breach on the part of any party).

17.4	This Agreement may be executed in counterparts (including facsimile copies) and by the parties on different counterparts. Each counterpart will constitute an original of this Agreement but the counterparts will together constitute one and the same Agreement.

17.5	Each of Elan and Keavy declares for the purpose of the Financial Transfers Act 1992 that it is not resident in any jurisdiction to which financial transfers (within the meaning of that Act) are restricted by order of the Minister for Finance or other minister or regulatory authority in accordance with the provisions of that Act and does not hold any shares and will not receive any part of the consideration as nominee for any persons so resident and Subscriber declares for the purpose of that Act that it is not so resident, is not acquiring the Keavy Subscription Shares or the Placing ADSs (or the Underlying Shares) as nominee for any persons so resident and that Subscriber is not to its knowledge controlled directly or indirectly by persons so resident.

17.6	All of the terms and provisions of this Agreement are distinct and severable and if any term or provision is held or declared to be unenforceable, illegal or void in whole or in part by any court, regulatory authority or other competent authority it will, to that extent only, be deemed not to form part of this Agreement and the enforceability, legality and validity of the remainder of this Agreement will not in any event be affected. The parties will then use all reasonable endeavours to agree to replace the unenforceable, illegal or void term or provision with a term or provision which is legal and enforceable and which has an effect that is as near as possible to the intended effect of the term or provision to be replaced.

17.7	This Agreement (other than any obligations which have already been fully performed and except where this Agreement provides otherwise) remains in full force and effect following Completion.

17.8	Subject always to clause 16, the provisions of this Agreement and the rights and remedies of the parties are independent, cumulative and are without prejudice and in addition to any other rights or remedies which a party may have whether arising under common law, statute, custom or otherwise. No failure or delay by any party in exercising any right or remedy under this Agreement shall operate as a waiver thereof, and the exercise by a party of any one right or remedy under this Agreement or at law or in equity will not (unless expressly provided in this Agreement or at law or in equity) operate so as to hinder or prevent the exercise by that party of any other right or remedy.

17.9	A waiver by any party or parties of any breach of any of the terms, provisions, conditions or covenants of this Agreement or the acquiescence of any party or parties in any act (whether commission or omission) which but for acquiescence would be a breach, will not constitute a general waiver of the term, provision, condition or covenant or of any subsequent act which is inconsistent with it.

17.10	Elan will pay all stamp duty (if any) and any other stamp, issuance, transfer, registration, execution, documentary or similar duties and taxes (including any interest, fines or penalties relating thereto, save to the extent such interest, fines or penalties are attributable to the unreasonable delay by Subscriber or its agents) (transfer taxes) in connection with the execution, performance or enforcement of this Agreement and the transactions contemplated hereby and by the other Transaction Documents, including:
17.1.1	the grant of any rights under this Agreement;

17.1.2	the allotment and issue of the Keavy Subscription Shares pursuant to this Agreement;

17.1.3	the sale and transfer of the Keavy Subscription Shares pursuant to this Agreement;

17.1.4	the allotment and issue of the Keavy Placing ADSs and the transactions contemplated in relation thereto as set out in clause 4 of this Agreement; and

17.1.5	the allotment and issue of the Elan Placing ADSs pursuant to this Agreement.
17.11	This Agreement and all relationships created by it and arising out of or in connection with it, together with all Disputes, will in all respects be governed by and construed in accordance with Irish law.

17.12	Each of the parties agrees that the Irish courts will have exclusive jurisdiction to hear, settle and/or decide any Dispute (including claims for set-off and counter claims) and Elan, Keavy and Subscriber agree that the Irish courts are the most appropriate and convenient courts to hear and decide any Dispute and therefore that they will not argue to the contrary.

17.13	Without prejudice to any other mode of service:
17.13.1	Each of Elan and Keavy irrevocably appoints A&L Goodbody and Subscriber irrevocably appoints Arthur Cox as agent for service of process relating to any Proceedings before the courts of Ireland in connection with this Agreement, and each party agrees to maintain as its agent the process agent in Ireland so notified hereby during the term of this Agreement and after that during such period as any action may be taken under it; and

17.13.2	failure by a process agent to notify any party of the process will not invalidate the Proceedings concerned.
17.14	Nothing contained in this Agreement, expressed or implied, is intended to confer upon any person other than the parties hereto or their permitted assignees, any benefit, right or remedies, except to the extent contemplated by paragraph 3 of Schedule 2.

17.15	Without prejudice to any remedies provided for in clause 8 or elsewhere in this Agreement, each of the parties agrees that damages would not be an adequate remedy for any breach or failure by it to perform, any of its covenants, agreements or obligations contained in this Agreement and that accordingly each of Subscriber, Keavy and Elan shall be entitled, without proof of special damages, to the remedies of injunction, specific performance and any other equitable relief for any threatened or actual breach of this Agreement.

Schedule 1
Warranties
Part 1 —	Elan Warranties (to the extent any of the Elan Warranties set forth below is qualified as to Elan Material Adverse Effect or materiality, such Elan Warranties shall be subject to the provisions contained in the definition of Elan Warranty Claim and in clause 2.1.3, in each case solely for the purposes set forth in such provisions)

1.	Elan: Elan warrants that:
1.1	Elan is a public limited company duly incorporated with limited liability under the laws of Ireland and since incorporation has been in continuous existence;

1.2	the details of Elan’s authorised and issued share capital and fully diluted share capital at the date of this Agreement are set out in Schedule 4 to this Agreement;

1.3	(i) each of Elan and the other Transaction Group Companies has all requisite corporate power and authority to carry on its respective business as currently conducted and as disclosed in the SEC Documents (as defined below), filed with or furnished to the SEC prior to the date of this Agreement and to enter into this Agreement and each of the other Transaction Documents to which it is party and to perform the obligations expressed in any such document to be performed by it, (ii) such obligations constitute legal obligations which are valid and binding on Elan or such Transaction Group Company, as the case may be, in accordance with the terms of such document and (iii) each of Elan and the other Transaction Group Companies has taken all necessary corporate action to authorise the execution, sealing (where required), delivery and performance of this Agreement and each of the other Transaction Documents to which it is party;

1.4	this Agreement has been, and each other Transaction Document to which Elan, or any other Transaction Group Company is a party, have been, or will, on Completion have been, duly and properly executed and duly delivered as required by law, by Elan or such Transaction Group Company, as the case may be, and, assuming due authorisation, execution and delivery of this Agreement and each of the other Transaction Documents by the other parties thereto, constitute or will constitute on Completion (in respect of those Transaction Documents to be entered into on Completion) the legal, valid and binding obligations of Elan or such Transaction Group Company, as the case may be, enforceable against Elan or such Transaction Group Company, as the case may be, in accordance with its terms, except as enforceability may be limited by bankruptcy, insolvency, fraudulent transfer, reorganisation, moratorium and other similar laws relating to or affecting creditors’ rights generally and by general equitable principles (regardless of whether such enforceability is considered in a proceeding in equity or at law) and, in the case of indemnification provisions, by public policy considerations;

1.5	none of the execution, delivery or performance by Elan or any other Transaction Group Company of the terms of this Agreement or any of the other Transaction Documents to which they are a party infringes or violates any provisions of:
1.5.1	except as have not had or could not reasonably be expected to have, individually or in the aggregate, an Elan Material Adverse Effect, any Applicable Law or Judgment issued by a Government Entity of competent jurisdiction binding on Elan or such Transaction Group Company, as the case may be (assuming compliance with (i) all applicable requirements of the HSR Act and (ii) assuming the accuracy of, and compliance by Subscriber with, the Subscriber Warranties set out in Part 2 of Schedule 1);

1.5.2	the memorandum and articles of association or similar organisational documents of Elan or such Transaction Group Company, as the case may be; or

1.5.3	except as have not had or could not reasonably be expected to have, individually or in the aggregate, an Elan Material Adverse Effect, any loan stock, bond, debenture or other deed, mortgage, contract, agreement, arrangement or other undertaking or instrument to which Elan or such Transaction Group Company, as the case may be, is party or by which Elan or such Transaction Group Company, as the case may be, is bound;
1.6	except (i) for the applicable requirements of Irish and U.S. securities laws, including, U.S. state securities or “Blue sky” laws, (ii) for the applicable requirements of the HSR Act, (iii) for any consent, approval, order, authorisation, registration, declaration, filing, notice or report, the failure of which to obtain or make have not had or could not reasonably be expected to have, individually or in the aggregate, an Elan Material Adverse Effect or (iv) as set out in this Agreement or any other Transaction Document or the Deposit Agreement, the entering into or performance by each of Elan and the other Transaction Group Companies of their respective obligations under this Agreement and the other Transaction Documents to which they are a party requires no consent, approval, order or authorisation of, or registration, declaration or filing with, or notice to, any Government Entity or other third party and no notices, reports or filings are required to be made in connection with the transactions contemplated by this Agreement or the other Transaction Documents to which they are a party;

1.7	except as have not had or could not reasonably be expected to have, individually or in the aggregate, an Elan Material Adverse Effect, (a) Elan, and each other Group Company, is in compliance with all Applicable Laws binding on it or its business or operations and (b) no Government Entity of competent jurisdiction has carried out, or, to the knowledge of Elan, threatened to carry out, any Legal Proceedings concerning any of the Group Companies;

1.8	assuming the accuracy of, and compliance by Subscriber with, the Subscriber Warranties set out in Part 2 of Schedule 1, no registration under the Securities Act of the Placing ADSs is required for the sale of the Placing ADSs to Subscriber pursuant to the Keavy Transfer or the Placing Subscription, in each case in the manner contemplated herein;

1.9	(i) except for any certificate, permission, authorisation or consent, the failure of which to obtain or be in full force and effect have not had or could not reasonably be expected to have, individually or in the aggregate, an Elan Material Adverse Effect, all certificates, permissions, authorisations and consents which are material for carrying on the respective businesses of Elan and each of the other Group Companies have been obtained and are in full force and effect and (ii) neither Elan nor any of the other Group Companies has received any notice of any Legal Proceedings relating to the revocation or modification of any such certificate, permission, authorisation or consent which, if the subject of an unfavourable decision, ruling or finding, could reasonably be expected to have, individually or in the aggregate, an Elan Material Adverse Effect;

1.10	except as have not had or could not reasonably be expected to have, individually or in the aggregate, an Elan Material Adverse Effect, all pre-clinical and clinical studies, trials and investigations conducted or sponsored by the Group Companies are being, and at all times have been, conducted in compliance in all respects with all applicable clinical protocols, informed consents and Applicable Laws administered or issued by applicable Regulatory Authorities, including (to the extent applicable) (i) FDA standards for conducting non-clinical laboratory studies contained in Title 21 part 58 of the U.S. Code of Federal Regulations, (ii) investigational new drug requirements, (iii) U.S. Federal Food and Drug Administration standards for the design, conduct, performance, monitoring, auditing, recording, analysis and reporting of clinical trials contained in Title 21 parts 50, 54, 56, 312, 314, and 320 of the U.S. Code of Federal Regulations, (iv) federal and state laws restricting the use and disclosure of individually identifiable health information and (v) the International Conference on Harmonisation Guideline on Good Clinical Practice (ICH Topic E6);

1.11	except as have not had or could not reasonably be expected to have, individually or in the aggregate, an Elan Material Adverse Effect, since 31 December 2005, neither Elan nor any other Group Company has directly or indirectly received any oral or written communication (including any warning letter, untitled letter, Form 483 or similar notice) from any Regulatory Authority;

1.12	except as have not had or could not reasonably be expected to have, individually or in the aggregate, an Elan Material Adverse Effect, neither Elan nor any other Group Company, nor, to Elan’s knowledge, any of their respective officers or employees (in their capacity as such), has made an untrue statement of a material fact or a fraudulent statement to any Regulatory Authority, failed to disclose a material fact required to be disclosed to any Regulatory Authority, or committed an act, made a statement, or failed to make a statement that, at the time such disclosure was made, could reasonably be expected to provide a basis for any Regulatory Authority to invoke its policy respecting “Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities”, set forth in 56 Fed. Reg. 46191 (September 10, 1991) of the U.S.A. or any similar policy, in each case, in connection with the respective business of Elan or such other Group Company, as the case may be;

1.13	except for any default that has not had or could not reasonably be expected to have, individually or in the aggregate, an Elan Material Adverse Effect, no Group Company is in default under any arrangement or agreement to which such Group Company is a party;

1.14	no Government Entity of competent jurisdiction has to the knowledge of Elan:
1.14.1	instituted or threatened any Legal Proceedings to restrain, prohibit or otherwise challenge or interfere with the transactions or any part thereof proposed under this Agreement or any other Transaction Document to which Elan is a party;

1.14.2	threatened to institute any Legal Proceedings as a result or in anticipation of the implementation of such transactions or any part thereof; or

1.14.3	proposed or enacted any Applicable Law, or given any Judgment, binding on Elan, which would prohibit, materially restrict or materially delay implementation of such transactions;
1.15	Elan and each of its Subsidiaries maintain a system of internal accounting controls sufficient to provide reasonable assurance that (i) transactions are executed in accordance with management’s general or specific authorizations; (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP or IFRS, as applicable, and to maintain asset accountability; (iii) access to assets is permitted only in accordance with management’s general or specific authorization; and (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences;

1.16	Elan and its Subsidiaries’ internal control over financial reporting is effective and Elan is not aware of any material weaknesses in its internal control over financial reporting;

1.17	(i) Elan maintains disclosure controls and procedures (as such term is defined in Rule 13a-15(e) of the Exchange Act) that comply with the requirements of the Exchange Act,

(ii) such disclosure controls and procedures have been designed to ensure that material information relating to Elan and its consolidated Subsidiaries is made known to Elan’s principal executive officer and principal financial officer by others within those entities and

(iii) such disclosure controls and procedures are effective;
1.18	since 31 December 2008, there has been no Elan Material Adverse Effect;

1.19	since 31 December 2008, no Group Company has entered into any material contract or material commitment or incurred any material liability (including a contingent liability) which is outside the ordinary course of business or is of an unusual or onerous nature;

1.20	except (i) in respect of options or other rights granted under any of Elan’s approved share option schemes or other incentive arrangements in accordance with normal practice or (ii) for any right created by the memorandum or articles of association of Elan or Applicable Law, no holder of any of any of Elan’s share capital has any rights, in his capacity as such, in relation to Elan;

1.21	except as set out in this Agreement or any other Transaction Document, there are no agreements, arrangements or understandings (whether legally binding or not) between any Group Company and any person (other than another Group Company) who is or was a shareholder, or the beneficial owner of any interest in any such Group Company or in any company in which any Group Company is interested, or any person connected with any such person, relating to the management of the business of such Group Company or the appointment or removal of any directors of such Group Company or the ownership or transfer of ownership of any of the material assets of such Group Company or which concerns the provisions of any material finance, goods, services or facilities to or by such Group Company;

1.22	(i) the statutory books, books of account and other material records of each Group Company that are required by law to be kept by such Group Company are up-to-date and contain materially complete and accurate records to the extent required by law, (ii) so far as Elan is aware, no Government Entity of competent jurisdiction has given any notice, or made any allegation, that any such records are incorrect or contain any error that should be rectified and (iii) all material accounts, documents and returns that are required by law to be delivered or made to the Registrar of Companies in Ireland or any other similar statutory authority in any other relevant jurisdiction have been duly and correctly delivered or made;

1.23	except (i) as has not had or could not reasonably be expected to have, individually or in the aggregate, an Elan Material Adverse Effect (ii) as set out in this Agreement or any other Transaction Document or (iii) Permitted Liens, each Group Company has good and marketable title to all real property, and good and marketable title to all personal property, that is owned by it and which is material to its business, in each case free and clear of all Encumbrances;

1.24	except (i) as has not had or could not reasonably be expected to have, individually or in the aggregate, an Elan Material Adverse Effect or (ii) as encountered in the ordinary course of business, (a) neither Elan nor any other Group Company nor, to Elan’s knowledge, any of their respective officers (in their capacity as such) is, or has in the last 12 months been, engaged in any Legal Proceedings and (b) to the knowledge of Elan, no Legal Proceedings have been threatened by or against Elan or any other Group Company or any of their respective officers (in their capacity as such);

1.25	except as has not had or could not reasonably be expected to have, individually or in the aggregate, an Elan Material Adverse Effect, (i) all of the assets of each Group Company which are of an insurable nature have at all times been and are at the date of this

Agreement insured against all risks, and in such amounts, as are normally insured against by companies carrying on similar businesses or owning assets of a similar nature and (ii) Elan has not received any notice that any such Group Company will be unable to renew such coverage or to obtain similar coverage from similar insurers as may be necessary to continue its business;

1.26	except as has not had or could not reasonably be expected to have, individually or in the aggregate, an Elan Material Adverse Effect, (i) the Group Companies own or possess all patents, patent rights, licenses, inventions, copyrights, know-how (including trade secrets and other unpatented and/or unpatentable proprietary or confidential information, systems or procedures), trademarks, service marks and trade names currently employed by them in connection with the business now operated by them, (ii) none of the Group Companies has infringed or violated, or is infringing or violating, the intellectual property rights of any third party and, to the knowledge of Elan, no third party is infringing or otherwise violating any of the rights arising under the intellectual property owned by, licensed to or otherwise used by any of the Group Companies, (iii) neither Elan nor any other Group Company has received any written notice of infringement of or conflict with asserted rights of others with respect to any of the foregoing, (iii) the Group Companies are in compliance with the terms of all intellectual property rights licensed to them and have performed all obligations required to be performed by them to date under such licenses, and none of them are (with or without the lapse of time or the giving of notice, or both) in breach or default in any respect under such licenses and (iv) except as set forth on Section 3.07, Subsection (a)(xx)(C) of the Asset Purchase Agreement Disclosure Letter the execution and delivery of this Agreement and the other Transaction Documents, the Completion and the other transactions contemplated hereby and thereby and the compliance with the provisions hereof and thereof do not and will not conflict with, or result in any violation or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any intellectual property right owned by, licensed to, or otherwise used by, any of the Group Companies;

1.27	except as set out in the SEC Documents, no Group Company has a pension scheme or any obligation to contribute towards the pension arrangements of such Group Company’s directors or employees or former directors or employees;

1.28	Elan and each other Group Company’s audited financial statements (if any) as at 31 December 2008 provide for or disclose, in accordance with generally accepted accounting principles and on a basis consistent with the accounting policies adopted by Elan or such Group Company, all Taxation liabilities which Elan or such Group Company, as the case may be, had as at that date;

1.29	since 31 December 2008, no Group Company has incurred a liability for Taxation other than in the ordinary course of business which could reasonably be considered material;

1.30	except as has not had or could not reasonably be expected to have, individually or in the aggregate, an Elan Material Adverse Effect, (i) all information, returns, computations and notices of each Group Company required by law for Taxation purposes have been made up to and including the date hereof within the requisite period and on a proper basis and (ii) all such information, returns, computations and notices are up-to-date and correct;

1.31	no claim or dispute involving Elan or any other Group Company has been made by or arisen with the Revenue Commissioners or any other Taxation authority, which, in each case, could reasonably be considered material and, so far as Elan is aware there is no significant risk that a claim of this type will be made or that a dispute of this type will arise;

1.32	each of the Group Companies has within any applicable time period paid or accounted for all Taxation required to be paid or accounted for by it prior to the date of this Agreement;

1.33	except as set out in this Agreement or any other Transaction Document, there is not outstanding:
1.33.1	any loan made by any Group Company to, or debt owing to any Group Company by, any director or any shareholder of Elan, or any person connected with any of them (within the meaning of Section 26 of the Companies Act, 1990); or

1.33.2	any agreement or arrangement to which any Group Company is a party and in which any director or any shareholder of Elan or any such connected person is interested;
1.34	(i) since 31 December 2008, Elan has filed or furnished (as applicable) all reports, schedules, forms, registration statements and other documents required to be filed or furnished (as applicable) by Elan with the SEC under the Exchange Act or the Securities Act (all of the foregoing and all exhibits included therein and any financial statements, financial information and documents included or incorporated by reference therein (exclusive of any redaction therefrom pursuant to any Freedom of Information Act confidentiality treatment request) being referred to in this Agreement as the SEC Documents), (ii) Elan has delivered to Subscriber or its representatives, to the extent not publicly available through the SEC’s website or otherwise, true and complete copies of the SEC Documents and (iii) as of their respective filing dates, the SEC Documents (other than SEC Documents not deemed to be “filed” for the purposes of Section 18 of the Exchange Act) (a) did not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading and (b) conformed in all material respects to the applicable requirements of the Exchange Act or the Securities Act, as the case may be, and the applicable rules and regulations of the SEC thereunder;

1.35	no Group Company other than Elan is a reporting company under Sections 13(a), 13(c) or 15(d) of the Exchange Act;

1.36	(i) the audited consolidated financial statements together with the related notes of Elan as of 31 December 2008 and 2007 and for the three years ended 31 December 2008 included in Elan’s Annual Report on Form 20-F (the Audited Financial Statements) (a) present a true and fair view of the state of affairs of Elan and its consolidated Subsidiaries as of their respective dates and the profit and loss of Elan for the periods to which they relate and (b) have been prepared in accordance with GAAP and (ii) the unaudited consolidated interim financial data as of and for the three month periods ended 31 March 2008 and 31 March 2009 (the Unaudited Financial Data, and, together with the Audited Financial Statements, the Financial Information) (a) present (subject to customary year end audit adjustments) a true and fair view of the state of affairs of Elan and its consolidated Subsidiaries as of their respective dates and the profit and loss of Elan for the periods to which they relate and (b) have been prepared in accordance with IFRS and otherwise on a basis consistent with the Audited Financial Statements. Any Financial Information included in SEC Documents filed or furnished after the date hereof and prior to the Completion will be prepared on a basis consistent with clause (i) or (ii) above, as applicable;

1.37	Elan and each Significant Subsidiary with its centre of main interests or an establishment (for the purposes of Council Regulation (EC) No 1346/2000) in Ireland, on a consolidated basis, is able to realize upon its assets and pay its debts and other liabilities, contingent obligations and commitments as they mature and become due in the normal course of business and within the meaning of (i) in the case of Elan and any Significant Subsidiary incorporated under the laws of Ireland, Section 214(c) of the Companies Act 1963 of Ireland and (ii) in the case of any other Significant Subsidiary, similar laws in the jurisdiction of its organisation;
1.38	no involuntary proceedings have been commenced for the purposes of, and no judgment has been rendered for, the administration, examinership, liquidation, bankruptcy or winding-up of Elan or any Significant Subsidiary with its centre of main interests or an establishment (for the purposes of Council Regulation (EC) No 1346/2000) in Ireland;

1.39	no fees and expenses of any broker, investment banker, financial advisor or other person engaged by Elan or any of its Affiliates in connection with this Agreement or the Transaction Documents or the transactions contemplated hereby or thereby will be payable by the Subscriber or any of its Affiliates; and

1.40	The Elan Shares are admitted to the official list and to trading on the main market of the ISE, admitted to the official list of the FSA and to trading on the main market of the London Stock Exchange plc and, represented by ADSs, listed on the NYSE. As at Completion, the Elan Shares will not be admitted to the official list of the FSA or to trading on the main market of the London Stock Exchange plc.
2.	The Underlying Shares, Placing ADSs and ADRs: Elan warrants that:
2.1	except for any Encumbrance created by this Agreement, the Investment Agreement, the Deposit Agreement, the memorandum or articles of association of Elan or Applicable Law, there will be no Encumbrances over or in relation to the Placing ADSs or the Underlying Shares as at the date of allotment and issue thereof;

2.2	the Placing ADSs and the Underlying Shares will be issued fully paid and will be freely transferable with the rights and subject to the restrictions set out in this Agreement, the Investment Agreement, the Deposit Agreement, the memorandum and the articles of association of Elan and Applicable Law;

2.3	except for the options or other rights granted under any of Elan’s approved share option schemes or other incentive arrangements in accordance with normal practice, there are no arrangements which (contingently or otherwise) may give rise to an obligation on Elan or any other Group Company to allot, issue or grant any relevant security as defined in Section 20 of the Companies (Amendment) Act 1983; and

2.4	upon due issuance by the Depositary of ADRs evidencing the Placing ADSs following the deposit of the Underlying Shares in respect thereof with the Custodian (or as otherwise directed by the Depositary) in accordance with the Deposit Agreement, such ADRs will be duly and validly issued and the holders thereof will be entitled to the rights specified therein and in the Deposit Agreement.

Part 2 — Subscriber Warranties (to the extent any of the Subscriber Warranties set forth below is qualified as to Subscriber Material Adverse Effect or materiality, such Subscriber Warranties shall be subject to the provisions contained in the definition of Subscriber Warranty Claim and in clause 2.1.4, in each case solely for the purposes set forth in such provisions)
1.	Subscriber warrants that:
1.1	Subscriber is duly incorporated and validly existing under the laws of Ireland;

1.2	(i) each of Subscriber and the Subscriber Transaction Affiliates has all requisite corporate power and authority to carry on its respective business as currently conducted and to enter into this Agreement and each of the other Transaction Documents to which it is party and to perform the obligations expressed in any such document to be performed by it, (ii) such obligations constitute legal obligations which are valid and binding on Subscriber or such Subscriber Transaction Affiliate, as the case may be, in accordance with the terms of such document and (iii) each of Subscriber and the Subscriber Transaction Affiliates has taken all necessary corporate action to authorise the execution, sealing (where required), delivery and performance of this Agreement and each of the other Transaction Documents to which it is party;

1.3	this Agreement and each other Transaction Document to which Subscriber or any Subscriber Transaction Affiliate is a party have been duly and properly executed by Subscriber or such Subscriber Transaction Affiliate, as the case may be, and duly delivered as required by law and, assuming due authorisation, execution and delivery of this Agreement and each of the other Transaction Documents by the other parties thereto, constitute the legal, valid and binding obligations of Subscriber or such Subscriber Transaction Affiliate, as the case may be, enforceable against Subscriber or such Subscriber Transaction Affiliate, as the case may be, in accordance with their terms, except as enforceability may be limited by bankruptcy, insolvency, fraudulent transfer, reorganisation, moratorium and other similar laws relating to or affecting creditors’ rights generally and by general equitable principles (regardless of whether such enforceability is considered in a proceeding in equity or at law) and, in the case of indemnification provisions, by public policy considerations;

1.4	none of the execution, delivery or performance by Subscriber or any Subscriber Transaction Affiliate of the terms of this Agreement or any of the other Transaction Documents to which it is party infringes or violates any provisions of:
1.4.1	except as have not had or could not reasonably be expected to have a Subscriber Material Adverse Effect, any Applicable Law or Judgment issued by a Government Entity of competent jurisdiction binding on Subscriber or such Subscriber Transaction Affiliate, as the case may be (assuming compliance with all applicable requirements of the HSR Act);

1.4.2	the memorandum and articles of association or similar organisational documents of Subscriber or such Subscriber Transaction Affiliate, as the case may be; or

1.4.3	except as have not had or could not reasonably be expected to have a Subscriber Material Adverse Effect, any loan stock, bond, debenture or other deed, mortgage, contract, agreement, arrangement or other undertaking or instrument to which Subscriber or such Subscriber Transaction Affiliate, as the case may be, is party or by which Subscriber or such Subscriber Transaction Affiliate, as the case may be, is bound;

1.5	except (i) for the applicable requirements of Irish and U.S. securities laws, including U.S. state securities or “Blue sky” laws, (ii) for the applicable requirements of the HSR Act, (iii) for any consent, approval, order, authorization, registration, declaration, filing, notice or report, the failure of which to obtain or make have not had or could not reasonably be expected to have a Subscriber Material Adverse Effect or (iv) as set out in this Agreement or any other Transaction Document, the entering into or performance by each of Subscriber and the Subscriber Transaction Affiliates of its respective obligations under this Agreement and the other Transaction Documents to which they are a party requires no consent, approval, order or authorisation of, or registration, declaration or filing with, or notice to, any Government Entity or other third party and no notices reports or filings are required to be made in connection with the transactions contemplated by this Agreement or the other Transaction Documents to which they are a party;

1.6	in acquiring the Keavy Subscription Shares and Placing ADSs, Subscriber is acting as principal and not as agent, broker or nominee for any other person;

1.7	no Government Entity of competent jurisdiction has to the knowledge of Subscriber:
1.7.1	instituted or threatened any Legal Proceedings to restrain, prohibit or otherwise challenge or interfere with the transactions or any part thereof proposed under this Agreement or any other Transaction Document to which Subscriber or any Subscriber Transaction Affiliate is a party;

1.7.2	threatened to institute any Legal Proceedings as a result or in anticipation of the implementation of such transactions or any part thereof; or

1.7.3	proposed or enacted any Applicable Law, or given any Judgment, binding on Subscriber which would prohibit, materially restrict or delay implementation of such transactions;
1.8	Subscriber has available to it sufficient cash resources to enable it to pay the consideration for the Keavy Subscription Shares and the Elan Placing ADSs as set out in this Agreement and it is solvent and the payment to Keavy of the consideration payable pursuant to clause 3 of this Agreement in respect of the Keavy Subscription and clause 5 of this Agreement in respect of the subscription for the Elan Placing ADSs will not render it insolvent and unable to pay its debts as they fall due;

1.9	Subscriber is aware that an investment in the Placing ADSs is highly speculative and subject to substantial risks because, among other things, none of the Placing ADSs or the Underlying Shares has been registered under the Securities Act and therefore cannot be sold unless subsequently registered under the Securities Act or an exemption from such registration is available;

1.10	Subscriber understands that no Irish or United States federal, state or other regulatory agency has passed upon or made any recommendation or endorsement of the Placing ADSs or the Underlying Shares, the fairness of the offering of the Placing ADSs or the Underlying Shares for investment, or the other transactions contemplated by the Transaction Documents;

1.11	Subscriber is sophisticated in financial matters and is able to evaluate the risks and benefits of the investment in the Placing ADSs for an indefinite period of time;

1.12	Subscriber acknowledges that it is able to bear the economic risk of its investment in the Placing ADSs;

1.13	Subscriber is an institutional “accredited investor” as defined in Rule 501(a)(1), (2), (3) or (7) under the Securities Act;

1.14	Subscriber acknowledges that the transactions contemplated hereby are being made in reliance on the specific exemptions from the registration requirements of the Securities Act and state securities laws and that Elan is relying upon the truth and accuracy of the warranties, agreements, acknowledgments and understandings of Subscriber set forth herein in order to determine the availability of such exemptions and the eligibility of Subscriber to acquire the Placing ADSs;

1.15	Subscriber acknowledges that the Placing ADSs (and the Underlying Shares) will be “restricted securities” within the meaning of Rule 144(a)(3) under the Securities Act, and therefore may not be offered, pledged or sold by Subscriber, directly or indirectly, in the United States without registration under United States federal and state securities laws or a valid exemption thereunder from the registration requirements;

1.16	Subscriber is purchasing the Placing ADSs solely for investment purposes, for Subscriber’s own account, and not with a view towards the distribution thereof and Subscriber has no present arrangement to sell the Placing ADSs or the Underlying Shares to or through any person or entity other than as expressly set forth in this Agreement and the Investment Agreement;

1.17	since 31 December 2008, neither Subscriber nor, to its knowledge, any of its Affiliates engaged in any short sale of any equity security of Elan;

1.18	Subscriber acknowledges and understands that (i) the Placing ADSs are being offered in a transaction not involving a public offering in the United States within the meaning of the Securities Act, (ii) neither the Placing ADSs nor the Underlying Shares have been registered under the Securities Act and (iii) if in the future Subscriber decides to offer, resell, pledge or otherwise transfer the Placing ADSs or the Underlying Shares, such securities may be offered, resold, pledged or otherwise transferred only (a) pursuant to an effective registration statement filed under the Securities Act, (b) pursuant to an exemption from registration under Rule 144 promulgated under the Securities Act, if available, or (c) pursuant to any other available exemption from the registration requirements of the Securities Act, and in each case in accordance with any applicable securities laws of any state or any other jurisdiction;

1.19	Subscriber agrees that if any transfer of the Placing ADSs, the Underlying Shares or any interest therein is proposed to be made (other than pursuant to an effective registration statement), as a condition precedent to any such transfer, Subscriber may be required to deliver to the Depositary and Elan an opinion of counsel reasonably satisfactory to the Depositary and Elan;

1.20	in making the decision to purchase the Placing ADSs, Subscriber has relied upon an independent investigation of Elan; Subscriber is familiar with the business, operations and financial condition of Elan and has had an opportunity to ask questions of, and receive answers from, Elan’s officers and directors concerning Elan and the terms and conditions of the offering of the Placing ADSs and has had full access to such other information concerning Elan as Subscriber has requested (including the SEC Documents, filed with or furnished to the SEC prior to the date of this Agreement) and has had the opportunity to review such information;

1.21	Subscriber has carefully considered and has, to the extent that it believes such discussions necessary, discussed with its professional legal, financial, accounting and tax advisors the suitability of an investment in the Placing ADSs and has determined that the Placing ADSs are a suitable investment for it;

1.22	Subscriber is not entering into this Agreement as a result of any general solicitation or general advertising within the meaning of Rule 502 under the Securities Act;

1.23	Subscriber acknowledges and agrees that the ADRs evidencing the Placing ADSs will bear a restrictive legend, in the following form and substance:

THE RESTRICTED AMERICAN DEPOSITARY SHARES (“RESTRICTED ADSs”) EVIDENCED BY THIS RECEIPT AND THE UNDERLYING RESTRICTED STOCK (“RESTRICTED SHARES”) OF THE COMPANY ARE SUBJECT TO THE TERMS OF THE AMENDED AND RESTATED DEPOSIT AGREEMENT, DATED AS OF MAY 17, 1996, AS FURTHER AMENDED AND RESTATED AS OF NOVEMBER 12, 2003, AS AMENDED AND SUPPLEMENTED (AS SO AMENDED AND SUPPLEMENTED, THE “DEPOSIT AGREEMENT”). ALL TERMS USED BUT NOT OTHERWISE DEFINED HEREIN SHALL, UNLESS OTHERWISE SPECIFICALLY DESIGNATED HEREIN, HAVE THE MEANING GIVEN TO SUCH TERMS IN THE DEPOSIT AGREEMENT.

HOLDERS AND BENEFICIAL OWNERS OF THE RESTRICTED ADSs BY ACCEPTING AND HOLDING THE RESTRICTED ADSs, AND ANY INTEREST THEREIN, SHALL BE BOUND BY THE TERMS OF THE DEPOSIT AGREEMENT. AT THE TIME OF ISSUANCE, THE RESTRICTED ADSs HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), OR REGISTERED OR QUALIFIED UNDER ANY APPLICABLE STATE SECURITIES LAWS. THESE SECURITIES MAY NOT BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED EXCEPT PURSUANT TO (A) AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT IN A TRANSACTION REGISTERED OR QUALIFIED UNDER APPLICABLE STATE SECURITIES LAWS OR (B) AN AVAILABLE EXEMPTION FROM SUCH REGISTRATION OR QUALIFICATION REQUIREMENTS. UNLESS A REGISTRATION STATEMENT IS EFFECTIVE WITH RESPECT TO THESE SECURITIES, AS A CONDITION TO PERMITTING ANY TRANSFER OR WITHDRAWAL OF THESE SECURITIES, EACH OF THE DEPOSITARY AND THE COMPANY MAY REQUIRE THAT IT BE FURNISHED WITH AN OPINION OF COUNSEL REASONABLY SATISFACTORY TO THE DEPOSITARY AND THE COMPANY TO THE EFFECT THAT NO REGISTRATION OR QUALIFICATION IS LEGALLY REQUIRED FOR SUCH TRANSFER OR WITHDRAWAL.

PRIOR TO THE TRANSFER OF THE RESTRICTED ADSs, A HOLDER OF RESTRICTED ADSs MAY BE REQUIRED TO PROVIDE TO THE DEPOSITARY AND TO THE COMPANY A CERTIFICATION IN THE FORM AVAILABLE FROM THE DEPOSITARY. PRIOR TO THE WITHDRAWAL OF THE RESTRICTED SHARES, A HOLDER OF RESTRICTED ADSs MAY BE REQUIRED TO PROVIDE TO THE DEPOSITARY AND TO THE COMPANY A WITHDRAWAL CERTIFICATION IN THE FORM AVAILABLE FROM THE DEPOSITARY. NEITHER THE COMPANY NOR THE DEPOSITARY MAKES ANY REPRESENTATION AS TO THE AVAILABILITY OF THE EXEMPTION PROVIDED BY RULE 144 UNDER THE SECURITIES ACT FOR RESALE OF THE RESTRICTED SHARES OR THE RESTRICTED ADSs. A COPY OF THE DEPOSIT AGREEMENT MAY BE OBTAINED FROM THE DEPOSITARY OR THE COMPANY UPON REQUEST.

IN ADDITION, THE SECURITIES EVIDENCED BY THIS CERTIFICATE ARE SUBJECT TO CERTAIN TRANSFER RESTRICTIONS SET FORTH IN AN INVESTMENT AGREEMENT DATED AS OF 2009 BETWEEN ELAN CORPORATION PLC AND JANSSEN PHARMACEUTICAL.

1.24	Each of Elan and Keavy acknowledges and agrees that in making the Subscriber Warranties in paragraphs 1.9, 1.10, 1.11, 1.12, 1.19, 1.20 and 1.21 of this Part 2,

Subscriber shall not be deemed to have waived or otherwise impaired its ability to rely on the representations, warranties, covenants and other agreements of Elan and Keavy in this Agreement and to seek all available remedies with respect thereto.

Schedule 2
Limitations
1.	Time: Notwithstanding any other provision of this Agreement, Elan will not be liable for any Elan Warranty Claim unless Subscriber gives written notice to Elan in accordance with paragraph 3 of this Schedule within:
1.1.	5 years following Completion for any Tax Warranty Claim or any Elan Warranty Claim in respect of the Elan Warranty set out at paragraph 1.26 of Part 1 of Schedule 1; or

1.2.	24 months following Completion in respect of any Elan Warranty Claim other than a Tax Warranty Claim or any Elan Warranty Claim in respect of the Elan Warranty set out at paragraph 1.26 of Part 1 of Schedule 1.
2.	Maximum and Minimum Claims: Notwithstanding any other provision of this Agreement:
2.1.	Elan Aggregate Minimum Claims: Elan shall not have any liability (a) under clause 8.3 for any Warranty Claim unless and until the aggregate amount of all Elan Warranty Claims under clause 8.3 exceeds US$50 million; provided, that in determining such amount, only claims in excess of US$200,000 shall be considered, or (b) under clause 8.4 for any Losses unless and until the amount of such Losses, individually or in the aggregate, exceeds US$3,500,000, and in each case, Elan shall be liable for all such Elan Warranty Claims or Losses only in excess of such amounts;

2.2.	Elan Maximum Aggregate Liability: Elan shall not have any liability under this Agreement to the extent that the aggregate liability of Elan for all claims (including Elan Warranty Claims) would exceed the aggregate of the Elan Placing ADSs Subscription Amount and the Keavy Subscription Amount;

2.3.	Subscriber Aggregate Minimum Claims: Subscriber shall not have any liability under clause 8.6 for any Losses unless and until the amount of such Losses, individually or in the aggregate, exceeds US$3,500,000, and in each case, Subscriber shall be liable for all such Subscriber Warranty Claims or Losses only in excess of such amount.
3.	Persons Entitled to Make Claims: No person other than Subscriber may make claims in respect of the Elan Warranties under clause 8.3 and only an indemnified person under Schedule 6 may make claims under clause 8.4 or 8.8 as the case may be, and damages in each case will not be calculated by reference to loss or damage suffered by any other person.

4.	Retrospective Changes in Law: Elan will not be liable in respect of any claim under this Agreement, including an Elan Warranty Claim to the extent that it arises or is increased or extended as a result of a change in Applicable Law or the interpretation or enforcement thereof with retrospective effect.

5.	Consequential Loss: Solely with respect to clause 8.4, Elan will not be liable for, and no indemnified person will be entitled to claim for, any consequential, exemplary, indirect, punitive or special damages (including loss of profit and loss of goodwill) in respect of any claim under this Agreement including any Elan Warranty Claim, unless and to the extent that any Losses incurred by such indemnified person consist of such consequential, exemplary, indirect, punitive or special damages awarded to a third party.

6.	Damages Only: Save as otherwise expressly provided in this Agreement, any breach of this Agreement by Elan including any breach of the Elan Warranties will give rise only to an action for damages and will not entitle Subscriber to rescind or repudiate this Agreement.

7.	Accounts, Provision or Reserve: Elan will not have any liability under the Elan Warranties in respect of any matter to the extent specifically and accurately provided for in the Financial Information.

8.	Proceedings Issued in Time: Any Elan Warranty Claim, which will have been notified in accordance with clause 8.10 of this Agreement, will (if it has not been previously satisfied, settled or withdrawn) be deemed to have been withdrawn on the expiration of 9 months from the date of the notice unless proceedings in respect thereof will have been both issued and served on Elan before such expiration.

9.	Contingent Liability: Elan will not have any liability under the Elan Warranties to the extent that the loss or liability suffered or incurred by Subscriber is contingent, future or unascertainable and no Elan Warranty Claim may be brought in respect of such loss or liability until such time as Subscriber will have actually suffered the loss or incurred the liability in question. For the avoidance of doubt, Subscriber will not be prevented from making an Elan Warranty Claim in respect of any such contingent, future or unascertainable loss or liability provided that Subscriber has notified the Elan Warranty Claim to Elan within the notification periods set out in paragraph 1 of this Schedule.

10.	Other Compensation: Elan will not have any liability under the Elan Warranties to the extent that the loss or liability occasioned by the relevant breach has been or is made good or otherwise compensated for at no expense to Subscriber save that Elan will remain liable for any amounts in excess of any such compensation.

11.	Unlimited Liability for Particular Warranties: Nothing in this Schedule 2 (subject to the following) shall impose any limit whatsoever on the liability of (i) Elan for a breach of an Elan Warranty set out in paragraphs 1.1, 1.2, 1.3, 1.4, 2.1, 2.2, 2.3 and 2.4 of Schedule 1, Part 1 to this Agreement provided that paragraph 2.2. of this Schedule 2 shall, notwithstanding the foregoing, continue to apply in respect of any claim for a breach of such Elan Warranties or (ii) Elan or Subscriber for any Loss incurred due to fraud, intentional misrepresentation, intentional misconduct or intentional concealment by or on behalf of Elan or Subscriber

Schedule 3
Pre-Completion Requirements
Part 1 — Elan
Unless otherwise agreed by Subscriber or contemplated by the Transaction Documents:
1.	Except for the options or other rights granted under any of Elan’s approved share option schemes or other incentive arrangements in accordance with normal practice and as disclosed in any SEC Document, Elan will not create, allot, issue, acquire, repay or redeem, consolidate, convert or sub-divide any share capital or otherwise change any of the rights or obligations attaching to its shares or agree, arrange or undertake to do any of those things or acquire or agree to acquire, an interest in a corporate body or merge or consolidate with a corporate body or any other person, enter into any demerger transaction or participate in any other type of corporate reconstruction;

2.	Elan will not amend its memorandum or articles of association;

3.	Elan will not propose, pay, declare or make any dividend or propose, declare or make any other distribution on its capital stock.
Part 2 — Keavy
Unless otherwise agreed by the Subscriber and Elan or contemplated by the Transaction Documents:
1.	Keavy will undertake its obligations in accordance with the terms of this Agreement;

2.	Keavy will not create, allot, issue, acquire, repay or redeem, consolidate, convert or sub-divide any share capital or otherwise change any of the rights or obligations attaching to its shares or agree, arrange or undertake to do any of those things or acquire or agree to acquire, an interest in a corporate body or merge or consolidate with a corporate body or any other person, enter into any demerger transaction or participate in any other type of corporate reconstruction;

3.	Keavy will not trade or carry on any business or activity of any nature;

4.	Keavy will not incur any liabilities; and

5.	Keavy will carry out any business or activities to be carried out by it in compliance with all Applicable Laws.

Schedule 4
Details of Elan Share Capital

No. of shares
Authorised Share Capital

Ordinary Shares (par value €0.05)	670,000,000
Executive Shares (par value €0.05)	1,000
“B” Executive Shares (par value €1.25)	25,000

Issued Share Capital

Ordinary Shares (par value €0.05)	475,963,019
Executive Shares (par value €0.05)	1,000
“B” Executive Shares (par value €1.25)	21,375

Options (which includes RSU’s)

Outstanding Options for Ordinary Shares	23,776,272
Outstanding Options for Executive Shares	0
Outstanding Options for “B” Executive Shares	0

Schedule 5
Keavy Initial Shareholders

KEAVY
Shareholder	Number, denomination and class of share
Mourant & Co. Trustees Limited	119,251 euro deferred shares of €0.32
Mourant & Co. Secretaries Limited	1 euro deferred share of €0.32
Lively Limited	1 euro deferred share of €0.32
Juris Limited	1 euro deferred share of €0.32
Offco Limited	1 euro deferred share of €0.32
Arringford Limited	1 euro deferred share of €0.32
Maizelands Limited	1 euro deferred share of €0.32

Schedule 6
Indemnification for Third Party Claims
1.	Subject to the limitations in Schedule 2, Elan agrees to indemnify Subscriber and its Affiliates and their respective Representatives (each an indemnified person) against any and all Losses arising directly out of, or directly based upon, any claim or action brought by any person (other than an Affiliate of Subscriber or a party to any of the Transaction Documents) against any indemnified person which claim or action arises out of, or is based upon, a breach of any one or more of the Elan Warranties; provided, however, that in respect of such claim or action giving rise to such Losses the amount of such Losses shall be reduced to the extent attributable to (i) a breach of any one or more of the Subscriber Warranties or (ii) Subscriber’s gross negligence or wilful misconduct.

2.	Subject to the limitations in Schedule 2, Subscriber agrees to indemnify Elan and its Affiliates and their respective Representatives (each an indemnified person) against any and all Losses arising directly out of, or directly based upon, any claim or action brought by any person (other than an Affiliate of Elan or a party to any of the Transaction Documents) against any indemnified person which claim or action arises out of, or is based upon, a breach of any one or more of the Subscriber Warranties; provided, however, that in respect of such claim or action giving rise to such Losses the amount of such Losses shall be reduced to the extent attributable (i) to a breach of any one or more of the Elan Warranties or (ii) Elan’s gross negligence or wilful misconduct.

3.	Promptly after receipt by an indemnified person of any notice of any claim or action brought against such indemnified person relating to Losses in respect of which indemnity may be sought pursuant to paragraph 1 or 2 of this Schedule 6 (as applicable), such indemnified person shall, if a claim in respect thereof is to be made against the applicable indemnifying person for indemnification hereunder, notify such indemnifying person in writing of such claim or action; provided, however, that the failure by such indemnified person to notify such indemnifying person shall not relieve such indemnifying person from any liability which such indemnifying person may have to such indemnified person hereunder, except and solely to the extent such indemnifying person is actually prejudiced by such failure. If such indemnified person is seeking indemnification with respect to any such claim or action brought against such indemnified person, then such indemnifying person shall be entitled to participate in such claim or action, and, to the extent that it wishes, to assume control of the defense thereof with counsel satisfactory to such indemnified person. After notice from such indemnifying person to such indemnified person of its election to assume control of the defense of such claim or action, such indemnifying person shall not be liable to such indemnified person for any legal or other expenses subsequently incurred by such indemnified person in connection with the defense thereof other than reasonable costs of investigation; provided, however, that in any action in which both indemnified person and indemnifying person are named as defendants, such indemnified person shall have the right to employ separate counsel (but no more than one such separate counsel and one local counsel in each relevant jurisdiction) to represent such indemnified person, with the fees and expenses of such counsel to be paid by such indemnifying person if, based upon the advice of counsel of such indemnified person, representation of both parties by the same counsel would be inappropriate due to actual or potential differing interests between them. Such indemnifying person shall not, without the prior written consent of such indemnified person, consent to entry of judgment or effect any settlement of any claim or pending or threatened proceeding in respect of which such indemnified person is or could have been a party and indemnity could have been sought hereunder by such indemnified person, unless such judgment or settlement does not include any admission of wrongdoing and includes an unconditional release of such indemnified person from all liability arising out of such claim or proceeding. No indemnified person shall settle any claim or action for which it may seek indemnification without the consent of the indemnifying person.

IN WITNESS WHEREOF this Agreement has been entered into on the date stated at the beginning.
SIGNED by: /s/ William Daniel
For and on behalf of
ELAN CORPORATION PLC
SIGNED by: /s/ Peter O’Leary
For and on behalf of
KEAVY HOLDINGS PLC
SIGNED by: /s/ Ivan Cartagena
For and on behalf of
JANSSEN PHARMACEUTICAL